SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. )
Akili, Inc.
(Name of Subject Company)
Akili, Inc.
(Name of Persons Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00974B107
(CUSIP Number of Class of Securities)
Matthew Franklin
President and Chief Executive Officer
Akili, Inc.
71 Commercial Street, Mailbox 312
Boston, Massachusetts 02109
(617) 313-8853
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Joshua Zachariah, Esq.
Sarah Ashfaq, Esq.
Tevia Pollard, Esq.
Goodwin Procter LLP
100 Northern Ave
Boston, MA 02210
(617) 570-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION
Name and Address
The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Akili, Inc., a Delaware corporation (“Akili” or the “Company”). The address of the Company’s principal executive office is 71 Commercial Street, Mailbox 312, Boston, Massachusetts 02109. The telephone number of the Company’s principal executive office is (617) 313-8853.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Akili’s common stock, par value $0.0001 per share (“Shares” or “Akili Common Stock”). As of May 23, 2024, there were (i) 78,726,725 Shares issued and outstanding, (ii) 11,959,050 Shares subject to issuance pursuant to options granted by Akili to purchase Akili Common Stock (each, an “Akili Option”) pursuant to the Akili, Inc. 2022 Stock Option and Incentive Plan (the “2022 Plan”), the Akili Interactive Labs, Inc. Amended and Restated 2011 Equity Plan (together with the 2022 Plan, the “Akili Equity Plans”) or otherwise, 911,000 of which were In-the-Money Options (as defined below), (iii) 1,743,484 Shares underlying restricted stock units issued pursuant to the 2022 Plan or otherwise whose vesting is conditioned in whole or in part on achievement of performance goals or metrics (each, a “Akili PSU”) and (iv) 1,821,799 Shares underlying restricted stock units other than Akili PSUs (each, a “Akili RSU”) issued pursuant to the 2022 Plan or otherwise, (v) no shares of Akili Common Stock are subject to outstanding purchase rights under the 2022 Employee Stock Purchase Plan (the “Akili ESPP”), (vi) 133,578 shares of Akili Common Stock are subject to outstanding Company Warrants (as defined below), and (vii) 7,536,461 shares of Akili Common Stock for issuance as Earnout Shares (as defined in the Merger Agreement).
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of Akili, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. The Company’s website address is www.akiliinteractive.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to a tender offer by Alpha Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares, for $0.4340 per Share in cash (the “Offer Price”), upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated June 3, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 3, 2024. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of May 29, 2024, by and among Akili, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Akili (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Akili continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Akili. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Closing”), without a vote of the stockholders of Akili in accordance with Section 251(h) of the DGCL. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Akili immediately prior to the Effective Time which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders who are entitled to demand and have properly demanded appraisal of such Shares in accordance with the DGCL and have neither failed to perfect, nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon and subject to any withholding of taxes. In accordance with Section 2.6(b) of that certain Warrant to Purchase Stock issued as of August 10, 2020, to Silicon Valley Bank (“SVB”), (b) that certain Warrant to Purchase Stock issued as of May 25, 2021, to SVB and (c) that certain Warrant to Purchase Stock issued as of May 25, 2021, to SVB Innovation Credit Fund VIII, L.P. (each, a “Company Warrant”), upon the time at which the Purchaser first irrevocably accepts for purchase the shares of the Company Common Stock tendered in the Offer (the “Offer Closing Time”), to the extent such Company Warrant is then outstanding and unexercised, each such Company Warrant shall automatically terminate as of immediately prior to the Offer Closing Time. Each Akili Option that is outstanding and unvested immediately prior to the Effective Time will vest in full immediately prior to the Effective Time. As of the Effective Time, each Akili Option that has an exercise price that is less than the Offer Price (each, an “In-the-Money Option”) that is outstanding immediately prior to the Effective Time (after giving effect to such acceleration) will be cancelled, and, in exchange therefor, the holder of such cancelled In-the-Money Option will be entitled to receive an amount in cash, without interest and subject to any withholding of taxes, equal to the product of (x) the excess of the Offer Price over the exercise price per share of the Shares underlying such In-the-Money Option by (y) the number of Shares underlying such In-the-Money Option. Each Akili Option that has an exercise price that is equal to or greater than the Offer Price (each, an “Out-of-the-Money Option”) will be cancelled for no consideration. Each Akili RSU that is outstanding but not vested immediately prior to the Effective Time will vest in full and automatically be canceled and each Akili RSU that is then outstanding (after giving effect to such acceleration) will be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price. At the Effective Time, each Akili PSU and Earnout Share shall be cancelled for no consideration. In addition, Akili will take all actions necessary to ensure that, as of the Effective Time, each of the Akili Equity Plans, the Akili ESPP, and any non-plan inducement award will be terminated and no holder of an Akili Option, Akili PSU, Akili RSU or Earnout Share (as defined in the Merger Agreement) will have the right to acquire equity interests in the Company or the Surviving Corporation.
The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, beneficially owned by Purchaser or its affiliates, equals at least one Share more than 50% of the number of Shares that are then issued and outstanding; (ii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement; (iii) compliance by Akili with its obligations under the Merger Agreement; (iv) the accuracy of representations and warranties made by Akili in the Merger Agreement, including that, since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement); (v) that the aggregate number of shares subject to appraisal do not represent 15% or more of the outstanding Shares, (vi) that the (A) Closing Cash (as defined in the Merger Agreement) is either (1) less than $55,000,000 if the Offer Closing Time is on or before July 31, 2024 or (2) less than $53,000,000 if the Offer Closing Time is after July 31, 2024; or (B) the Net Working Capital (as defined in the Merger Agreement) is either (1) less than ($1,800,000) if the Offer Closing Time is on or before July 31, 2024 or (2) less than ($2,000,000) if the Offer Closing Time is after July 31, 2024, and (vii) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of the Parent and the Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Akili. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion, and shall, at the request of Akili, extend the Offer on one or more occasions, for additional periods of up to fifteen (15) business days per extension, to permit such Offer Condition to be satisfied or (ii) for any period required by the SEC or Nasdaq Stock Market LLC applicable to the Offer. In no event will Parent or Purchaser be permitted to extend the Offer beyond July 31, 2024, which is the Outside Date of the Merger Agreement, provided, however, that subject to the terms of the Merger Agreement and the delivery by Akili of a good faith, written Closing Cash and Net Working Capital forecast to Parent setting forth, in reasonable detail, that the Minimum Cash Condition and Minimum NWC Condition would reasonably be expected to be satisfied if the Merger Closing occurred by August 31, 2024, then either Parent or Akili, each in its sole and unlimited discretion, has the right to extend the Outside Date to August 31, 2024.
Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 13905 NE 128th Street, Suite 200, Kirkland, WA 98052. The telephone number of each of Parent and Purchaser is (425) 821-8001.
Akili has made information relating to the Offer available online at www.akiliinteractive.com and Akili has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Akili, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Akili or its affiliates, on the one hand, and (i) Akili’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Akili (the “Akili Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent and Purchaser and Their Affiliates
Merger Agreement
On May 29, 2024, Akili, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Akili, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Akili’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Akili to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Akili. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Akili, Parent or Purchaser in Akili’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Akili to Parent and Purchaser or in a confidential disclosure schedule provided by Parent and Purchaser to Akili in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Akili, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Akili, Parent or Purchaser. Akili’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and as of the Effective Time (as applicable), the rights of holders of Shares, Akili Options, and Akili RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Akili, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Akili’s or Parent’s public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Form of Support Agreement
In connection with the execution of the Merger Agreement, on May 29, 2024, Parent and Purchaser entered into support agreements (the “Support Agreements”) with certain stockholders (the “Supporting Stockholders”). The Support Agreements provide that, among other things, the Supporting Stockholders agree to irrevocably tender the Shares held by them (and their affiliates) in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 37.38% of the outstanding Shares as of May 29, 2024. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Akili Board or any committee thereof approves, recommends, encourages or supports an alternative transaction.
The foregoing summary and description of the material terms of the Form of Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Confidentiality Agreement
Akili and Parent entered into a confidentiality agreement dated as of April 9, 2024 (the “Confidentiality Agreement”), pursuant to which Parent and Akili agreed, subject to certain exceptions, to keep confidential nonpublic and proprietary information about the Company in connection with a possible negotiated transaction. The Confidentiality Agreement terminates upon the earlier of the second anniversary of the Confidentiality Agreement and the execution of a definitive agreement regarding a potential transaction involving Akili and Parent. The Confidentiality Agreement includes a 12-month standstill provision and an employee non-solicitation provision.
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Exclusivity Agreement
Prior to signing the Merger Agreement, Parent and Akili entered into a letter agreement, dated May 9, 2024 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Parent and Akili from the date of the Exclusivity Agreement until May 22, 2024, subject to certain extensions.
The foregoing summary and description of the material terms of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements Between Akili and its Executive Officers, Directors and Affiliates
Interests of Certain Persons
The executive officers and members of the Akili Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Akili’s stockholders generally. The Akili Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:
•	The accelerated vesting and payment in respect of each outstanding In-the-Money Option and each outstanding Akili RSU at the Effective Time; and
•	The potential receipt of severance payments and benefits by current executive officers under their respective employment agreements.
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Akili who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Akili as described in the Merger Agreement. As of May 23, 2024, the executive officers (including former executive officers) and directors of Akili beneficially owned, in the aggregate, 4,927,070 Shares.

The following table sets forth (i) the number of Shares beneficially owned as of May 23, 2024, by each of Akili’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price of $0.4340 per Share. The following table excludes any Shares subject to the Akili Options, Akili RSUs and Akili PSUs. All dollar amounts have been rounded to the nearest whole dollar.
Name of Executive Officer or Director (including former executive officers)	Number of Shares (#)	Cash Consideration for Shares ($)
Adam Gazzaley, M.D., Ph.D.	1,089,314	472,762.28
Mary Hentges	—	—
William “BJ” Jones, Jr.	—	—
Christine Lemke	—	—
W. Edward Martucci, Ph.D.	48,690	21,131.46
John Spinale	3,756,590*	1,630,360.06
Matthew Franklin	7,657	3,323.14
Jacqueline Studer	18,374	7,974.32
Santosh Shanbhag	6,445	2,797.13
*
Mr. Spinale was appointed to the Board on February 16, 2024. Mr. Spinale is a Managing Partner of JAZZ Venture Partners. As of May 23, 2024, (i) JAZZ Human Performance Opportunity Fund, LP held 693,226 shares of Common Stock and (ii) JAZZ Human Performance Technology Fund, LP held 3,063,364 shares of Common Stock. Mr. Spinale, Andrew Firlik, John F. Harris, and Zack Lynch are managing members of JAZZ Human Performance Opportunity GP, LLC, and therefore may be deemed to beneficially own the shares held by JAZZ Human Performance Opportunity Fund, LP. Mr. Spinale, Andrew Firlik, John F. Harris, and Zack Lynch are managing members of JAZZ Human Performance Technology GP, LLC, and therefore may be deemed to beneficially own the shares held by and JAZZ Human Performance Technology Fund, LP. The business address for JAZZ Human Performance Opportunity Fund, LP and JAZZ Human Performance Technology Fund, LP is 548 Market Street #27799, San Francisco, CA 94104.

Treatment of Equity Awards in the Transactions
Treatment of Akili Options
Each Akili Option that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. As of the Effective Time, each Akili Option that is outstanding immediately prior to the Effective Time (after giving effect to such acceleration) will be cancelled, and, in exchange therefor, the holder of such cancelled Akili Option that is an In-the-Money Option will be entitled to receive an amount in cash, without interest and subject to any withholding of taxes equal to the product of (A) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Offer Price over the applicable exercise price per Share under such In-the-Money Option. Each Out-of-the-Money Option will be cancelled for no consideration.
The table below sets forth, for each of Akili’s executive officers and directors holding Akili Options as of May 23, 2024, (i) the aggregate number of Shares subject to such In-the-Money Options, including the portion that is then-currently unvested and vested, and (ii) the value of cash amounts payable in respect of such In-the-Money Options at the Effective Time, calculated by multiplying the excess, if applicable, of the Offer Price over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the Offer Price of $0.4340 per Share. Other than Ms. Studer and Mr. Spinale, none of Akili’s other executive officers or directors hold any In-the-Money Options.
Name of Executive Officer or Director (including former executive officers)	Number of Shares Subject to In-the- Money Options (#)	Cash Consideration for Stock Options ($)
John Spinale, Director	44,000	9,416
Jacqueline Studer, Chief Legal Officer and General Counsel	280,500	9,537
Treatment of Akili RSUs and PSUs
Each Akili RSU that is outstanding and unvested as of immediately prior to the Effective Time shall vest in full at the Effective Time. As of the Effective Time, each Akili RSU that is outstanding immediately prior to the Effective Time (after giving effect to such acceleration) will automatically be cancelled and the holder will be entitled to receive an amount in cash equal to the product of (A) the total number of Shares then underlying such Akili RSU multiplied by (B) the Offer Price, without any interest thereon and subject to applicable withholding. At the Effective Time, each Akili PSU that is then-outstanding shall be cancelled for no consideration.
The table below sets forth, for each of Akili’s executive officers and directors holding Akili RSUs and Akili PSUs as of May 23, 2024, (i) the aggregate number of Shares subject to such Akili RSUs and Akili PSUs and (ii) the value of cash amounts payable in respect of such Akili RSUs at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to such Akili RSUs (which amounts will be subject to withholding of taxes), assuming the Offer Price of $0.4340 per Share. Other than Mr. Franklin, Dr. Martucci, and Ms. Studer, none of Akili’s other executive officers or directors hold any RSUs or PSUs.
Name of Executive Officer or Director (including former executive officers)	Number of Akili PSUs (#)	Number of Akili RSUs (#)	Cash Consideration for Akili RSUs ($)
Jacqueline Studer, Chief Legal Officer and General Counsel	284,650	110,306	47,872.80
W. Edward Martucci, Ph.D., Chairman and Director	747,208	99,548	43,203.83
Matthew Franklin, Chief Executive Officer	711,626	33,000	14,322.00
Treatment of the Akili Equity Plans
The Merger Agreement provides that Akili will take all actions necessary to ensure that, as of the Effective Time, the Akili Equity Plans will be terminated and no holder of an Akili Option, Akili PSU, Akili RSU or Earnout Share (as defined in the Merger Agreement) will have the right to acquire equity interests in the Company or the Surviving Corporation.
Treatment of Purchase Rights under the Company Employee Stock Purchase Plan
Pursuant to the Merger Agreement, the Company has taken all action to (i) terminate the Akili ESPP as of immediately prior to the Effective Time, (ii) terminate any offering period under the Akili ESPP in effect prior to or as of the date of the Merger Agreement and (iii) provide that no new offering period shall commence after the date of the Merger Agreement.
Employment and Service Arrangements
The Company is party to pre-existing offer letters with each of its executive officers. Each offer letter provides for “at-will” employment and eligibility to participate in our benefit plans generally. In addition, the Company also maintains the Executive Severance Plan (as amended and restated, the “Amended Severance Plan”), which replaces the severance provisions in each named executive officer’s offer letter, if any, to the extent permissible under applicable law and which plan is further described below.
Advisor Agreement with W. Edward Martucci II
Effective October 5, 2023, Dr. Martucci transitioned from Chief Executive Officer of the Company to Chair of the Akili Board. Dr. Martucci agreed to assist the Company in an advisory capacity for one year from the transition date under the terms of an advisor agreement entered into with the Company and effective on October 5, 2023 (the “Advisor Agreement”). Pursuant to the Advisor Agreement, Dr. Martucci received a monthly fee of $46,785 per month in exchange for approximately 40 hours of mutually agreed services per week through December 31, 2023 and is eligible to receive $500 per hour for mutually agreed services beginning January 1, 2024 through October 5, 2024. As part of the Advisor Agreement, Dr. Martucci agreed to forfeit seventy-five percent (75%) of his November 2, 2022 grant of performance-based restricted stock units, with such forfeiture effective October 5, 2023. Dr. Martucci’s outstanding equity awards following the aforementioned forfeiture continue to vest in accordance with their terms pursuant to the Advisor Agreement. Because Dr. Martucci is no longer an employee of the Company, he is not entitled to the severance benefits in our Amended Severance Plan.
Amended Severance Plan
Pursuant to the Amended Severance Plan, each employee of the Company at the level of vice president and above (the “Covered Employees”), including each of the employees currently serving in such a role, is eligible to participate.

The Amended Severance Plan provides that upon a covered termination (i.e., a termination of employment by the Company without “cause” or by the Covered Employee for “good reason”, each as defined in the Amended Severance Plan), each Covered Employee will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company (i) an amount equal to the Covered Employee’s monthly base salary multiplied by 12 for the Chief Executive Officer and the President and Chief Operating Officer, by nine for all c-level executives (other than the Chief Executive Officer and the President and Chief Operating Officer) and all senior vice presidents and by six for all vice presidents, reduced by any payment due pursuant to a restrictive covenant agreement (as defined in the Amended Severance Plan), and (ii) an amount equal to the monthly employer COBRA premium for the same level group health coverage as in effect for the Covered Employee on the date of termination until the earliest of (A) 12 months following the date of termination of the Chief Executive Officer and the President and Chief Operating Officer, nine months following the date of termination for all c-level executives (other than the Chief Executive Officer and the President and Chief Operating Officer) and all senior vice presidents and six months following the date of termination for all vice presidents, (B) the Covered Employee’s eligibility for group health coverage through other employment and (C) the end of the Covered Employee’s eligibility under COBRA for continuation of coverage for health care.
The Amended Severance Plan also provides that, in lieu of the severance benefits described in the preceding paragraph, upon a covered termination that occurs within the 12-month period following a change in control of Akili (as defined in the Amended Severance Plan and, which change in control is expected to occur in the event of the consummation of the Merger) or, in the case of our Chief Executive Officer and our President and Chief Operating Officer, occurs within the 3-month period prior to or 12-month period following a change in control of Akili, each Covered Employee will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company, (i) a lump sum in cash equal to the sum of (A) the Covered Employee’s monthly base salary multiplied by 18 for the Chief Executive Officer and the President and Chief Operating Officer, by 12 for all c-level executives (other than the Chief Executive Officer and the President and Chief Operating Officer) and all senior vice presidents and by nine for all vice presidents, plus (B) 1.5 times the target bonus for the Chief Executive Officer and the President and Chief Operating Officer, 1.0 times the target bonus for all c-level executives (other than the Chief Executive Officer and the President and Chief Operating Officer) and all senior vice presidents and 0.75 times the target bonus for all vice presidents, reduced by any payment due pursuant to a restrictive covenant agreement, (ii) an amount equal to the monthly employer COBRA premium for the same level group health coverage as in effect for the Covered Employee on the date of termination until the earliest of (A) 18 months following the date of termination for the Chief Executive Officer and the President and Chief Operating Officer, 12 months following the date of termination for all c-level executives (other than the Chief Executive Officer and the President and Chief Operating Officer) and all senior vice presidents and nine months following the date of termination for all vice presidents, (B) the Covered Employee’s eligibility for group health coverage through other employment and (C) the end of the Covered Employee’s eligibility under COBRA for continuation of coverage for health care, and (iii) for all outstanding and unvested equity awards of the Company that are subject to time-based vesting held by each Covered Employee, full accelerated vesting of such awards as of the date of termination.
The table below sets forth, for each of Akili’s current executive officers, the estimated value of the severance payments and benefits the executive officer would receive under the Amended Severance Plan upon a covered termination during the applicable change in control period based on the base salary and target bonus in effect as of May 23, 2024, and the estimated cost of payment for continued coverage under the applicable Akili group health plan. The vesting acceleration of Akili Options and Akili RSUs that the executive officers would receive under the Amended Severance Plan is duplicative of the acceleration provided for all Akili Options and RSUs at the Effective Time (as the consummation of the Merger is expected to constitute a change in control of Akili), as described further above.
Name	Salary Severance(1)	Target Bonus Severance(2)	Continuation of Employer Portion of COBRA Premiums(3)
Matthew Franklin	$825,000	$495,000	$66,348
Jacqueline Studer	$454,300	$181,720	$25,740
(1)
Represents a lump-sum payment equal to eighteen (18) months, in the case of Mr. Franklin, and twelve (12) months, in the case of Ms. Studer, of the executive officer’s annual base salary as in effect as of May 23, 2024.

(2)	Represents a lump-sum payment equal to 150%, in the case of Mr. Franklin, and 100%, in the case of Ms. Studer, of the executive officer’s target annual bonus as in effect as of May 23, 2024.
(3)
Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to eighteen (18) months, in the case of Mr. Franklin, and twelve (12) months, in the case of Ms. Studer.

Other Agreements. Akili also entered into employee proprietary information agreements with each of Akili’s executive officers. Under these agreements, each of Akili’s executive officers has agreed to protect Akili’s confidential and proprietary information, and to assign to Akili’s related intellectual property developed during the course of his or her employment.
Future Arrangements
Pursuant to the Merger Agreement, Parent agrees to honor and assume certain severance arrangements covering employees of the Company who are employed by the Company as of immediately prior to the Effective Time and who continue to be employed by Parent or the Surviving Corporation (or any Affiliate thereof) following the Effective Time (each, a “Continuing Employee”).
In addition, with respect to the Continuing Employees, Parent shall use commercially reasonable efforts to cause, or shall cause the Surviving Corporation or any of its Affiliates to use commercial reasonable efforts to cause, the Parent Plans (as defined in the Merger Agreement) for which any Continuing Employee is eligible to participate, to waive any pre-existing conditions, limitations, exclusions, actively-at-work requirements and eligibility waiting periods to the extent not imposed on the Continuing Employee by the corresponding Company Plans (as defined in the Merger Agreement) immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to recognize, or shall cause the Surviving Corporation or any of its Affiliates to use commercially reasonable efforts to recognize, the dollar amount of all payments incurred by each Continuing Employee (and his or her eligible dependents) under the corresponding Company Plan during the plan year in which the Effective Time occurs for purposes of satisfying the plan’s deductible, co-payment limitations and out-of-pocket maximums under the relevant Parent Plans in which such Continuing Employee is eligible to participate following the Effective Time. Parent shall cause any Parent Plan under which a Continuing Employee is eligible to participate to provide credit for service by the Continuing Employee with the Company or any of its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and determining future vacation and paid time off accruals to the same extent such service was recognized under a similar Company Plan and for similar purposes, except, in each case, to the extent such treatment would result in a duplication of benefits or compensation; provided, that service of a Continuing Employee prior to the Effective Time shall not be recognized for purposes of any entitlement to participate in, or benefit accruals with respect to, any equity-based or long-term incentive compensation, retiree medical program or defined benefit plan maintained by Parent or its Affiliates.
Nothing in the Merger Agreement is intended to imply or guarantee continuing employment to Continuing Employees for any length of time or under any specific terms or conditions, except as set forth therein. Such provisions of the Merger Agreement are for the sole benefit of the parties to the Merger Agreement and nothing therein, express or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to employees prior to or following the Merger Closing Date or (ii) confer upon or give to any person, other than the parties to the Merger Agreement and their respective permitted successors and assigns, any legal or equitable or other rights, including third-party beneficiary rights, or remedies under or by reason of any provision of the Merger Agreement.
Employment Arrangements Following the Merger
As of the date of this Schedule 14D-9, none of Akili’s executive officers have reached an understanding on new potential employment or retention terms with Parent or any of its Affiliates, including, following the Merger, Akili, or entered into any definitive agreements or arrangements regarding such employment or retention terms with Parent or any of its Affiliates, including, following the Merger, Akili. However, prior to the Closing Date, Parent or any of its Affiliates may initiate discussions regarding employment or retention terms and may enter into definitive agreements regarding such terms with certain employees of Akili, including the executive officers, to be effective as of the Closing Date.
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Akili Board may, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of the Exchange Act.
Indemnification; Directors’ and Officers’ Insurance
Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Akili for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Akili, the Bylaws of Akili or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent for a period of six years.
At or prior to the Effective Time, following good faith consultation with Parent, the Company has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the expiration date of the Offer and ending six years from the Effective Time in favor of the current or former directors or officers of Akili; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 150% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect Akili’s current directors’ and officers’ liability insurance covering each person currently covered by Akili’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event will Parent or Akili be required to pay annual premiums for insurance in excess of 150% of the amount of the annual premiums currently paid by Akili for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 150% amount.
In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the Akili Board
At a meeting of the Akili Board held on May 28, 2024, the Akili Board, acting on behalf of the Company, unanimously (i) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Transactions, including the Offer and the Merger (including an Offer Price of $0.4340 per Share), are in the best interest of the Company and its stockholders, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.
Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Akili Board,” the Akili Board, acting on behalf of the Company, unanimously recommends that Akili’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A press release, dated May 29, 2024, issued by Akili and Parent jointly announcing the Offer, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.
Reasons for the Recommendation of the Akili Board
In evaluating the Offer and the Merger, the Akili Board consulted with the Company’s senior management and outside legal and financial advisors, and the Akili Board considered a number of reasons including, without limitation, the following (not necessarily in the order of importance):
•
Substantial Premium. The current and historical market prices for the Shares, and the fact that the Price Per Share represents a compelling premium to recent market prices of the Shares, including an approximately 85% premium to Akili’s closing share price prior to the Company’s public announcement on April 30, 2024, that it intended to explore strategic alternatives;

•
Certainty of Value. The Offer Price and the Merger Consideration are all cash, and the Transaction therefore provides certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company’s standalone strategy and the trading price of the Shares;

•
Best Offer. The Akili Board’s belief that (i) as a result of the negotiating process, the Company had obtained Parent’s best offer, and (ii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;
•
Prospects of the Company on a Standalone Basis. The Akili Board’s assessment of the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of, as publicly announced on April 30, 2024, Akili’s revised operating plan and budget for the remainder of 2024 and the Restructure that resulted in a reduction of the Company’s operating expenses by approximately 46% across different areas and functions, including eliminating the Company’s marketing and medical affairs teams.

•
Expected Return to Stockholders if the Company Liquidated. The Akili Board’s conclusion, based on the May Liquidation Analysis performed by the Company’s management, (the most recent liquidation analysis reviewed by the Akili Board), that were the Company to pursue an orderly liquidation, the likely result would be a distribution to stockholders in the relative near term of less than the aggregate approximately $35 million to be paid in the Offer and the Merger (equivalent on a per Share basis to the Price Per Share of $0.4340), as an orderly liquidation would potentially result in the distribution to Akili stockholders of up to only $25 million in aggregate liquidation proceeds at approximately $0.32 per share in the high case under the May Liquidation Analysis and that even in such high case:

○
an orderly liquidation would require that the Company continue to operate for up to an additional approximately six months in light of ongoing operational wind-down responsibilities, and that doing so would likely require the Company to continue to incur costs as a publicly listed company during that time, which would reduce the up to approximately $25 million in potential liquidation proceeds otherwise available for distribution to stockholders; and

○
the Company’s directors and officers do not have substantial experience with liquidation of companies, and the Company would likely need to hire consultants to assist with that effort, which would reduce the up to approximately $25 million in potential liquidation proceeds otherwise available for distribution to stockholders.

•
Results of Market Check Process. The fact that the Company publicly announced that the Akili Board had determined to review potential strategic alternatives for the Company and conducted a robust market check, with the assistance of the Company’s management and outside legal and financial advisors, including outreach to and discussions with potential parties that were, in the view of the Akili Board with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company; and that none of those potential parties offered a transaction that the Akili Board considered more advantageous to stockholders than the Transactions;

•
Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Akili Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required regulatory filings and the terms of the Transaction Documents, including the conditions to Closing being limited;

•
Absence of Material Conflicts on the Akili Board. The members of the Akili Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Akili Options and/or Akili RSUs (as such terms are defined in the Merger Agreement) and receipt of the Offer Price and Merger Consideration in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement and (iii) the receipt of fees for service on the Akili Board and its committees, all as described in Item 3 under the heading “Arrangements Between Akili and its Executive Officers, Directors and Affiliates”;

•
Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the Merger Agreement in connection with accepting a superior proposal and members of the Akili Board believed that the $1,050,000 Company termination fee (the “Company Termination Fee”) payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, was reasonable, and would not unreasonably deter competing bids;

•
Minimum Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any of its subsidiaries, equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•	Appraisal Rights. Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL;
•
Opinion of the Company’s Financial Advisor. The opinion of TD Cowen, dated May 28, 2024, to the Akili Board as to the fairness, from a financial point of view and as of the date of such opinion, of the $0.4340 per Share cash consideration to be received in the Transaction by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen set forth in such opinion as more fully described under the heading “—Opinion of the Company’s Financial Advisor”; and

•
Support Agreements. The Board considered that the Supporting Stockholders that held, in the aggregate, approximately 37.38% of the outstanding Shares as of May 29, 2024, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.

In the course of its consideration of the Offer, the Akili Board also considered a variety of uncertainties, risks and other reasons against the Offer, including, without limitation, the following (not necessarily in the order of importance):
•
Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of Akili’s operations in the pre-Closing period, which may adversely affect Akili’s operations during that period;

•
No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Company Takeover Proposals (as defined in the Merger Agreement), and requires the Company to pay to Parent the Company Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal becomes publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve (12) months after such termination;

•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Akili’s cash reserves and operating results should the Transactions not be completed, including the expense reimbursement fee amount of up to a maximum amount of $175,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent if Parent terminates the Merger Agreement following the expiration of the Offer as of the-then applicable expiration time of the Offer (the “Expiration Time”) and at the time of such termination the Minimum Tender Condition has not been satisfied but all other Offer Conditions have been satisfied or else validly waived (other than the Minimum Cash Condition (as defined in the Merger Agreement), the Minimum NWC Condition (as defined in the Merger Agreement) or those other Offer Conditions that by their nature are to be satisfied at the then-applicable Expiration Time, but which would be capable of being satisfied or else validly waived);

•
Interests of Insiders. The interests that certain directors and executive officers of Akili may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of Akili or the interests of Akili’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Akili and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities; and

•
Conditions to the Completion of the Offer and the Merger. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the Minimum Tender Condition, the Minimum Cash Condition, and the Minimum NWC Cash Condition (each as defined in the Merger Agreement) are satisfied.

The foregoing discussion of reasons considered by the Akili Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the Akili Board. The Akili Board conducted an overall review of the factors described above, including thorough discussions with the Company's management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determinations. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Akili Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Akili Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Akili Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support the ultimate determination of the Akili Board. Instead, the Akili Board based its recommendation on the totality of the information presented.

The foregoing description of the Akili Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward-Looking Statements.”
Background of the Offer and the Merger
The Akili Board, together with senior management, has regularly reviewed and assessed, and engaged with the Company’s stockholders regarding, the Company’s strategic direction and business plans with a view towards strengthening the Company’s business and identifying potential opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Akili Board and senior management have reviewed potential strategic alternatives available to the Company, including strategic transactions and acquisitions, and licenses and collaborations, in order to enhance the value of the Company’s business and operations.
Akili historically has focused its business on the development and commercialization of digital therapeutics, leveraging technologies designed to directly target the brain to establish a new category of medicine – medicine that is validated through clinical trials like a drug or medical device, but experienced like entertainment.
On July 15, 2023, following discussions in May 2023 and June 2023 between the management teams of the respective parties regarding potential synergies and the valuations of the respective parties, the Company received an unsolicited verbal non-binding indication of interest from Party A, a privately held biotechnology company developing digital therapeutics, which proposed a “reverse merger” transaction, which proposed an equity value for Party A of $150 million and a per share price for shares of Akili Common Stock equal to $150 million divided by the per share fair market value of Akili Common Stock based on the volume-weighted average per share trading price of Akili Common Stock for the 60 trading days ending on the second business day prior to the closing date of the transaction, subject to certain limitations. A reverse merger is a transaction in which a newly-formed, wholly owned subsidiary of Akili would merge with and into Party A, with stockholders of Party A receiving shares of Akili Common Stock in the merger and Akili remaining a publicly traded company primarily focused on the business of Party A following the completion of the merger. Party A requested that Akili memorialize Party A’s indication of interest in writing and send such written non-binding indication of interest to Party A.
On July 16, 2023, the Akili Board held a meeting at which members of management and representatives of Goodwin Procter LLP (“Goodwin”), the Company’s external counsel, were in attendance to discuss, among other matters, forming a special committee of non-management directors for convenience for the purpose of evaluating strategic transactions, including the possibility that the Company may consider a potential strategic transaction with affiliated parties. Representatives of Goodwin provided the Akili Board with an overview of legal considerations in connection with a potential strategic transaction, including the Akili Board’s fiduciary duties, and the scope of authority that the Akili Board should consider granting to such special committee in respect of certain transactions. Following this discussion, the Akili Board established a transaction committee of the Akili Board (the “First Transaction Committee”), consisting of independent and disinterested directors, Chamath Palihapitiya, then-Chair of the Akili Board, Mary Hentges and Kenneth Ehlert. The Akili Board authorized the First Transaction Committee to (a) consider and evaluate any and all proposals made or received by the Company in connection with a possible strategic transaction or series of transactions, through any form of transaction, including, without limitation, merger (including a “merger of equals” or a “reverse merger”), stock purchase, asset purchase, liquidation, or a going-private transaction, (b) participate in the negotiation of the material terms and conditions of any such transaction, (c) consider any other alternatives, (d) recommend to the Akili Board the advisability of entering into definitive agreements (and any ancillary agreements relating thereto) with respect to any transaction or the advisability of pursuing any other alternatives, and (e) perform any other activities or responsibilities incidental to the foregoing. During this meeting, the Akili Board approved the written non-binding indication of interest memorializing Party A’s July 15 verbal indication of interest, directed Akili management to deliver such written indication of interest to Party A and, discussed potentially engaging a financial advisor to assist with the potential transaction. On July 17, 2023, in accordance with the Akili Board’s directives, Akili management delivered the written non-binding indication of interest to Party A.
From July 17, 2023 through August 3, 2023, the Company and Party A conducted confirmatory due diligence on each other and negotiated the terms of a potential transaction. On August 2, 2023, Mr. Palihapitiya and Matthew Franklin, President and Chief Operating Officer of Akili at the time, each had calls with the Chief Executive Officer of Party A, during which Mr. Palihapitiya and Mr. Franklin shared initial concerns regarding confirmation of the basis for the proposed valuation for Party A and Party A’s potential for revenue growth and readiness to be a publicly traded company, and Party A’s Chief Executive Officer shared initial feedback from Party A’s board of directors regarding concerns related to becoming a public company and the respective valuations proposed for each party. At a meeting of the Akili Board on August 2, 2023, Mr. Palihapitiya reported that the August 2, 2023 conversations between Mr. Palihapitiya, Mr. Franklin and the Chief Executive Officer of Party A indicated that discussions regarding a potential transaction between Akili and Party A were unlikely to proceed given the parties’ respective concerns, and, during discussion, the Akili Board expressed that the July 15, 2023 proposal from Party A did not propose a sufficiently high valuation for the Company’s business and concerns regarding Party A’s potential for revenue growth and readiness to be a publicly traded company. Following discussion, the Akili Board determined that it was not necessary to engage a financial advisor at that time. On August 3, 2023, the Chief Executive Officer of Party A sent an e-mail to Mr. Franklin confirming that Party A would not be continuing discussions regarding a potential transaction with Akili due to the board of directors of Party A having concerns regarding Party A becoming a publicly traded company with low revenue.
On August 23, 2023 and September 18, 2023, W. Edward Martucci, II, Ph.D., Chief Executive Officer of Akili at the time, had a meeting with the Chief Executive Officer of Party B, a privately held biotechnology company developing digital therapeutics, during which the parties discussed potential synergies between the two companies and other benefits of a potential transaction between the parties.
On August 24, 2023, Dr. Martucci and Santosh Shanbhag, Chief Financial Officer of Akili at the time, had a meeting with the Chief Executive Officer and the President of Party E, a publicly traded digital health company developing digital therapeutics, during which the parties discussed potential synergies between the two companies.
On October 5, 2023, the Akili Board held a meeting at which members of senior management and representatives of Goodwin were present. At the meeting, in executive session without Mr. Franklin, present, the Akili Board appointed, effective October 5, 2023, Mr. Franklin as President and Chief Executive Officer of Akili, succeeding Dr. Martucci as Chief Executive Officer, and appointed Mr. Franklin as a member of the Akili Board. Also effective October 5, 2023, Dr. Martucci transitioned to serving as Chair of the Akili Board. In addition to assuming the role of Chair of the Akili Board, Dr. Martucci agreed to assist the Company in an advisory capacity for one (1) year from October 5, 2023 under the terms of an advisor agreement entered into with the Company on October 5, 2023 that became effective as of October 5, 2023. Also at the meeting, the Akili Board accepted the resignation of Mr. Palihapitiya from the Akili Board and from his role as Chair of the Akili Board. Mr. Palihapitiya’s resignation was not due to any disagreement with the Company. Following discussion, the Akili Board directed Akili’s management to review Akili’s business, including the status of its products, resources and capabilities and prepare a recommendation for the Akili Board to consider. The Akili Board determined that, in connection with these efforts, Akili’s management should commence a process to evaluate business development, strategic or other transactions regarding Akili’s products, related assets and intellectual property (including potential partnerships, licensing transactions and asset sales) and authorized Akili’s management to identify and engage in discussions with various third parties.
On October 9, 2023, the Akili Board held a meeting at which members of Akili management were in attendance to discuss, among other matters, forming a special committee of non-management directors for convenience, for the purpose of evaluating strategic transactions, including the possibility that the Company may consider a potential strategic transaction with affiliated parties. The Akili Board discussed various strategic alternatives for the Company, and the Akili Board determined that it was desirable to engage a financial advisor to evaluate strategic alternatives for the Company. Following this discussion, the Akili Board established the Transaction Committee of the Akili Board (the “Transaction Committee”), consisting of independent and disinterested directors, Mary Hentges and Christine Lemke, to lead this process. The Akili Board authorized the Transaction Committee to (a) approve the engagement of a financial advisor to the Company in connection with a potential transaction, (b) consider and evaluate any and all proposals made or received by the Company in connection with a possible strategic transaction or series of transactions involving all or a significant portion of the Company’s equity or assets on a consolidated basis, through any form of transaction, including, without limitation, merger (including a “merger of equals” or a “reverse merger”), stock purchase, asset purchase, liquidation, or going-private transaction, (c) participate in the negotiation of the material terms and conditions of any such transaction, (d) consider any other alternatives, (e) recommend to the Akili Board the advisability of entering into definitive agreements (and any ancillary agreements relating thereto) with respect to any transaction or the advisability of pursuing any other alternatives, and (f) perform any other activities or responsibilities incidental to the foregoing. The members of the Transaction Committee did not receive fees for their service on the Transaction Committee. Between December 7, 2023 and the signing of the

Merger Agreement, the Transaction Committee generally met weekly and on an ad hoc basis as needed, with representatives of the Company’s advisors present. Throughout the Transaction Committee’s evaluation of a potential strategic transaction described below, the Transaction Committee conducted formal meetings, and its members were also in regular informal discussions with Akili’s management and legal and financial advisors and with each other.
On October 24, 2023, the Akili Board held a meeting at which all members of the Akili Board, members of Akili’s management, and representatives of Goodwin were present. At this meeting, the Akili Board requested that Akili’s management prepare standalone long-range financial projections for the Company’s business to aid the Akili Board in its review of the strategic alternatives process.
From November 8, 2023 to November 28, 2023, Dr. Martucci, Mr. Franklin and other members of Akili’s management had meetings with members of the management teams of each of Party B and Party E during which the respective parties discussed initial due diligence, strategic items and potential operational synergies.
On November 17, 2023, the Transaction Committee held a meeting at which the Chair of the Akili Board, members of Akili’s management and representatives of Goodwin were present. During this meeting, members of management provided an update on the identification of potential counterparties to date.
From November 20, 2023 to November 27, 2023, Mr. Franklin and other members of Akili’s management had meetings with members of the management team of Party C, a privately-held consumer health company developing digital therapeutics, during which the parties discussed initial due diligence, strategic items and potential operational synergies.
On November 28, 2023, the Transaction Committee held a meeting at which the Chair of the Akili Board, members of Akili’s management and representatives Goodwin were present. Representatives of Goodwin provided the Transaction Committee with an overview of legal considerations in connection with a potential strategic transaction, including the Akili Board’s fiduciary duties, and the process by which any conflicted board members or advisors would be recused from certain discussions and decisions to approve a final strategic transaction counterparty in the event that a conflict was determined to exist.
On December 5, 2023, the Akili Board held a meeting at which members of Akili’s management and representatives of Goodwin were present. Representatives of Goodwin provided the Akili Board with an overview of legal considerations in connection with a potential strategic transaction, including the Akili Board’s fiduciary duties, and the process by which any conflicted board members or advisors would be recused from certain discussions and decisions to approve a final strategic transaction counterparty in the event that a conflict was determined to exist. Members of Akili’s management provided an update on the engagement of a financial advisor, and recommended that the Company engage TD Cowen. Following discussion, the Akili Board authorized Company management to engage TD Cowen, on the terms discussed with the Akili Board, as the Company’s financial advisor, subject to the Transaction Committee’s approval of final engagement terms with TD Cowen. The Company selected TD Cowen as the Company’s financial advisor based on TD Cowen’s qualifications, reputation and experience in the healthcare industry, its knowledge of and involvement in recent transactions in such industry and its familiarity with Akili and its business. Also at this meeting, members of Akili’s management led a discussion regarding long-term financial projections of the operating results of Akili as a standalone entity through December 31, 2028 and related underlying assumptions (the “December Akili Standalone Projections”), a copy of which projections had been provided to the Akili Board prior to the meeting, as described in the section entitled “—Certain Akili Unaudited Prospective Financial Information” beginning on page 27 of this Schedule 14D-9.
On December 6, 2023, the Company received a written non-binding indication of interest from Party A, which proposed the acquisition of Akili for $0.30 per share in cash as well as contingent value rights representing the contractual right to receive certain contingent cash payments up to $0.60 per share upon the occurrence of certain revenue milestones. Assuming full payment of the contingent value rights, the total purchase price per share would be $0.90, representing an aggregate equity value of Akili of approximately $75.27 million.
On December 7, 2023, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update regarding the strategic alternatives review process, including a summary of the proposal received from Party A on December 6, 2023. After discussion, the Transaction Committee determined that such proposal should be rejected as it undervalued the Company and the proposed contingent consideration had a low probability of any payment. The Transaction Committee directed members of Akili’s management to communicate the Transaction Committee’s feedback and ask Party A to resubmit a proposal after receipt of a process letter. Also at this meeting, members of Akili’s management provided an update on the status of TD Cowen’s engagement and, on December 11, 2023, the Transaction Committee directed Akili’s management to enter into the engagement letter with TD Cowen.
On December 14, 2023, the Company entered into an engagement letter with TD Cowen which then, beginning on December 20, 2023, at the direction of the Akili Board, began contacting potential interested parties in connection with the Company’s exploration of strategic alternatives, including a sale, merger or reverse merger transaction. A broad selection of approximately 50 private and public companies in the life sciences industry were contacted by TD Cowen, Akili management and members of the Akili Board to explore a potential strategic transaction, including Party A, Party B, Party C, Party D, Party E, Party F, Party G and Party I. These companies consisted of private companies in the initial public offering (referred to as “IPO”) queue, private companies not in the IPO queue, private companies that had failed in earlier attempts at an IPO, public companies in the U.S. that were believed to have a strategic fit with Akili or were seeking a merger transaction as a de facto financing event, companies identified by Akili management and directors, and also companies registering inbound interest. Of these approximately 50 parties, the Company entered into confidentiality agreements with 14 parties (10 of which included one-year standstill provisions and provisions that terminate the standstill upon the Company’s public announcement of entry into any change in control transaction) and received proposals from eight of these parties. Between December 2023 and May 2024, the Company engaged in preliminary negotiations and due diligence with four parties with respect to a potential strategic transaction.
On December 18, 2023, the Company announced that it had received authorization from the U.S. Food and Drug Administration (“FDA”) to expand the label for EndeavorRx® from 8 to 12 year-old patients with primarily inattentive or combined-type ADHD who have a demonstrated attention issue to include older children aged 13 to 17.
On December 19, 2023, Mr. Ehlert resigned from his position as a member of the Akili Board, effective immediately. Mr. Ehlert’s resignation was not due to any disagreement with the Company. Following Mr. Ehlert’s resignation, he had no further participation in the strategic process. On December 19, 2023, the Company provided notice to Nasdaq disclosing the Company’s noncompliance with Nasdaq Rule 5605(b)(1) requiring the Akili Board to have a majority of “independent directors” (as defined in Nasdaq Rule 5605(a)(2)) and, on December 20, 2023, the Company received a letter from the Nasdaq Listing Qualifications Staff confirming such noncompliance and confirming that Nasdaq would provide the Company with a cure period in order to regain compliance with these governance requirements.
On January 3, 2024, Mr. Shanbhag submitted his resignation as Chief Financial Officer and Treasurer of the Company, and as principal financial officer and principal accounting officer of the Company, in each case effective as of January 12, 2024, to pursue another business opportunity, and Mr. Franklin, the Company’s President and Chief Executive Officer, assumed the duties of principal financial officer and principal accounting officer of the Company. Mr. Shanbhag’s resignation was not due to any disagreement with the Company.
On January 10, 2024, representatives of Akili and its Japanese partner, Shionogi & Co. Ltd (“Shionogi”), met at the J.P. Morgan Healthcare Conference in San Francisco, during which the parties discussed a potential amendment to exclusive collaboration and license agreement between the parties, as previously amended (the “Shionogi Agreement”).
Between January 10, 2024 and May 9, 2024, with the knowledge of the Akili Board and the Transaction Committee, Adam Gazzaley, MD, Ph.D., a member of the Akili Board, had discussions with Party H, a publicly traded technology company, regarding a potential transaction with Akili.
On January 19, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. TD Cowen provided an update on the outreach to potential counterparties to date. Following discussion, the Transaction Committee directed TD Cowen to distribute process letters requesting that such potential counterparties submit written non-binding indications of interest with respect to a strategic transaction with Akili and, on January 23, 2024, in accordance with the Transaction Committee’s directives, TD Cowen distributed such process letters to 10 parties with a request for indications of interest by January 30, 2024.

On January 25, 2024, the Transaction Committee held a meeting at which Dr. Martucci, members of Akili’s management, and representatives of Goodwin and TD Cowen were present. TD Cowen provided an update on the strategic alternatives review process, including the expected timing for the Transaction Committee to review and evaluate the proposals received from potential counterparties.
On January 28, 2024, the Company received a written non-binding indication of interest from Party B, which proposed a reverse merger transaction with an ascribed enterprise valuation of Akili of $45 million, with an implied ownership interest in the combined company of approximately 10.73% for existing Akili stockholders.
On January 30, 2024, the Company received a written non-binding indication of interest from Party C, which proposed a transaction in which Akili would acquire 100% of the shares of an operating subsidiary of Party C in exchange for 50% of the outstanding capital stock of Akili, and did not specify valuations for the respective companies.
Also on January 30, 2024, the Company received a written non-binding indication of interest from Party D, a privately held biotechnology company developing digital therapeutics, which proposed a transaction in which Party D would acquire Akili via an all-stock merger, with an ascribed enterprise value of Akili of Akili’s net cash minus any transaction fees and estimated restructuring costs incurred as part of the transaction and an ascribed enterprise value of Party D of $65 million.
On February 1, 2024, the Transaction Committee held a meeting at which members of Akili’s management, the Chair of the Board, and representatives of Goodwin and TD Cowen were present. Representatives of Goodwin provided a review of legal considerations in connection with a potential transaction, including the directors’ fiduciary duties under Delaware law in the context of a strategic transaction (including mergers, acquisitions and dissolution), the management of any actual or potential conflicts, and the transaction process. Also at this meeting, TD Cowen provided a summary of the four non-binding indications of interest received to date.
Also on February 1, 2024, the Company received a written non-binding indication of interest from Party E, which proposed the acquisition of Akili in an all-stock transaction that indicated a share price with a 15% premium to the Company’s trading price at announcement based on a 10-day volume weighted average price, but in no event more than $0.38 per share.
On February 2, 2024, the Company received a written non-binding indication of interest from Party F, a privately held biotechnology company developing digital therapeutics, which proposed a reverse merger transaction with an ascribed enterprise valuation of Akili of $50 million, with an implied ownership interest in the combined company of approximately 25% for existing Akili stockholders.
On February 4, 2024, the Company received an updated written non-binding indication of interest from Party A, which proposed the acquisition of Akili for $0.20 per share in cash as well as contingent value rights representing the contractual right to receive certain contingent cash payments up to $0.41 per share upon the occurrence of four triggering events. Assuming full payment of the contingent value rights, the total purchase price per share would be $0.61, representing an aggregate equity value of Akili of approximately $51 million. The Transaction Committee continued to determine that Party A’s proposed contingent consideration had a low probability of any payment.
On February 6, 2024, the Company received a written non-binding indication of interest from Party G, a privately held biotechnology company developing digital therapeutics, which proposed entering into certain rights agreements and license agreements with Akili, providing for an investment that Party G valued at up to $150 million into Akili, through a series of transactions, including the purchase of Akili’s stock, a potential follow-on offering, and rights agreements, representing an implied pre-money equity value of Akili of a maximum of $19 million.
Also on February 7, 2024, the Akili Board held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. At the meeting, Akili’s management provided the Akili Board with an update on fiscal year 2023 financial performance and negotiations regarding the potential amendment to the Shionogi Agreement. Also at this meeting, Dr. Gazzaley disclosed that he held a minor equity holding in Party B. In order to manage any potential or actual conflict of interests, the Akili Board determined that Dr. Gazzaley would recuse himself from any discussions regarding negotiations of material terms for a possible transaction involving Party B. Dr. Gazzaley thereafter recused himself from substantive discussions during Akili Board meetings regarding a possible transaction involving Party B. Also at this meeting, Akili’s management provided an overview of the December Akili Standalone Projections. TD Cowen provided an overview of the indications of interest received from seven parties to date. Based on potential strategic synergies related to their established commercial channels and related products and revenue profiles, the Akili Board, with Dr. Gazzaley having recused himself and having left the meeting, determined that the indications of interest from Party B and Party E should be prioritized, and the Akili Board, as so constituted, directed TD Cowen to convey to Party A, Party C, Party D, Party F and Party G that the Akili Board would not be advancing them to the next stage of discussions.
On February 8, 2024, at the direction of the Akili Board, TD Cowen informed Party F that it would not be advancing to the next stage of discussions based on determinations made by the Akili Board.
On February 9, 2024, at the direction of the Akili Board, TD Cowen informed each of Party A, Party C, Party D, and Party G that it would not be advancing to the next stage of discussions based on determinations made by the Akili Board.
On February 16, 2024, the Akili Board, via unanimous written consent, appointed John Spinale to the Akili Board as a Class I director, to serve until the Company’s annual meeting of stockholders held in 2026 or until his successor is duly elected and qualified.
On February 25, 2024, Mr. Franklin had a call with a representative of ClavystBio Investments Pte. Ltd. (“ClavystBio”), an investment firm, during which call the parties discussed their respective businesses at a high level, but did not expressly discuss any acquisition or investment matters involving ClavystBio and the Company.
On February 26, 2024, Akili publicly announced that Shionogi submitted Akili’s digital therapeutic SDT-001 for marketing approval with the Ministry of Health, Labor, and Welfare. SDT-001 is the Japanese, localized version of Akili’s AKL-T01 (marketed as EndeavorRx® in the United States), which previously was authorized by the FDA as the world’s first prescription digital therapeutic for improving attentional functioning in pediatric ADHD patients aged 8 to 17.
On February 28, 2024, the Company executed a customary confidentiality agreement with ClavystBio to permit the Company and ClavystBio to further discuss their respective businesses and the possibility of ClavystBio’s potential investment in or other strategic transaction with the Company, which contained a one-year standstill and a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction.
Between February 28, 2024, and March 18, 2024, the Company had multiple discussions with Party B, and both parties conducted legal, strategic, scientific and clinical diligence, and reviewed other business factors.
On February 29, 2024, the Company received a revised written non-binding indication of interest from Party B, which proposed a reverse merger transaction with an ascribed enterprise valuation of Akili of $31 million and an ascribed enterprise valuation of Party B of $427 million, with an implied ownership interest in the combined company of approximately 17.76% for existing Akili stockholders.
Also on February 29, 2024, a representative of ClavystBio called Mr. Franklin to inform him that ClavystBio had decided not to pursue directly a potential strategic transaction with Akili. During the period from February through early April 2024, and unrelated to the interactions with the Company, ClavystBio and another investment firm, North Star Venture Management 2010, L.L.C., an affiliate of Polaris Partners ("Polaris Partners”), had discussions with each other and with Parent concerning a potential non-controlling equity investment in Parent, a company in the same industry as the Company. During such discussions, representatives of ClavystBio and Polaris Partners discussed industry opportunities with Dan Elenbaas, Chief Executive Officer of Parent, including potential strategic transactions with the Company based on certain publicly available information regarding the Company. The parties discussed the potential for significant synergies between Parent's business and that of the Company and a potential opportunity for a business combination between Parent and the Company. During such discussions, ClavystBio and Polaris Partners each expressed that their interest in making a non-controlling minority equity investment in Parent would be made based on their respective evaluations of Parent as a standalone entity and that a decision regarding any potential transaction between Parent and the Company would solely be a decision of Parent and its board and management. At the time of these discussions and until the closing of ClavystBio's and Polaris Partners’ equity investment in Parent in late May 2024, Parent was controlled by Dan Elenbaas.
From March 5, 2024 through March 22, 2024, representatives of Akili and representatives of Party E discussed and negotiated a term sheet.
On March 5, 2024, the Akili Board held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update regarding the potential amendment to the Shionogi Agreement. Also at this meeting, TD Cowen provided a summary of the negotiations with each of Party B and Party E. The Akili Board also reviewed certain information regarding TD Cowen’s material investment banking relationships during the preceding two-year period made available by TD Cowen to the Akili Board regarding the current participants in the strategic process. The meeting participants also discussed other potential strategic alternatives, including a liquidation or dissolution of the Company. After discussion, the Akili Board directed TD Cowen and members of Akili’s management to continue to negotiate terms for and prioritize a potential transaction with Party E given that the Akili Board considered the valuations that Party B ascribed to the respective parties in Party B’s proposal to be inflated, as they were not based on publicly available information, but to not discontinue discussions with Party B.
On March 11, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update regarding negotiations with Party E, including that Party E requested that Akili’s top six stockholders sign a lock-up agreement with respect to the Party E shares that such stockholders would receive as consideration in a transaction between Party E and Akili as a condition to Party E entering into a definitive agreement with Akili. The meeting participants also discussed other potential strategic alternatives, including a liquidation or dissolution of the Company. Also at this meeting, members of Akili’s management provided an update regarding the negotiation of the potential amendment to the Shionogi Agreement.
On March 14, 2024, members of Party E management communicated to Akili that Party E was no longer requesting that Akili’s top five stockholders sign a lock-up agreement as a condition to Party E entering into a definitive agreement with Akili, but was requesting that certain of Akili’s stockholders sign a support agreement as a condition to Party E entering into a definitive agreement with Akili.
On March 19, 2024, the Akili Board held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. TD Cowen provided a summary of the proposals from Party E and Party B. A discussion followed regarding the respective valuations ascribed to Akili and each of the potential counterparties in the potential transactions, the high amount of debt, including convertible debt, on Party B’s balance sheet, and that the potential transaction with Party E was likely also superior to a liquidation of Akili on a per share basis. Following discussion, the Akili Board directed Akili’s management and the representatives of Goodwin and TD Cowen proceed with negotiating transaction documentation with Party E. Also at this meeting, representatives of Goodwin provided the Akili Board with an overview regarding the Akili Board’s fiduciary duties in a liquidation of Akili, as well as the structural liquidation options. Akili’s management presented an analysis with respect to Akili’s estimated value to its stockholders in a liquidation scenario, including an estimate of the net cash that would be available for distribution to Akili stockholders in connection with any such potential future liquidation or dissolution (the “March Akili Liquidation Analysis”), which was prepared at the direction of the Akili Board and in connection with the evaluation of the proposed transaction with Party E or potential alternatives. The March Akili Liquidation Analysis was based on certain assumptions and estimates of Akili regarding asset values, liabilities, wind-down costs and expenses, reserves for contingent liabilities, interest income, taxes, estimates for timing and quantum of distributions to stockholders, and other relevant factors relating to the potential wind-down of Akili’s operations.
On March 21, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. TD Cowen provided an update on the strategic alternatives process, including the status of the negotiations related to the proposed implied ownership interest in the combined company for existing Akili stockholders. Following discussion, the Transaction Committee determined to propose a 28% implied ownership interest in the combined company for existing Akili stockholders. Following the Transaction Committee meeting, on March 21, 2024, Mr. Franklin had a call with the President of Party E who confirmed that the 28% implied ownership interest in the combined company for existing Akili stockholders was acceptable.
On March 22, 2024, representatives of Goodwin sent a first draft of the merger agreement to Party E’s outside legal counsel.
On March 28, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update regarding the term sheet negotiations with Party E, including that Party E would require that Akili deliver support agreements with stockholders representing over 50% of the outstanding shares of Akili Common Stock as a condition to executing a definitive agreement with Akili.

From March 30, 2024 through May 1, 2024, representatives of Akili and representatives of Party E discussed and negotiated the merger agreement and related disclosure schedules for each party, and conducted confirmatory due diligence on each other.
On April 1, 2024, members of Akili’s management and members of Party E’s management met, with representatives of TD Cowen, Goodwin, and Party E’s outside legal counsel present, to discuss the process for engaging in stockholder outreach to enter into support agreements with stockholders representing over 50% of the outstanding shares of Akili Common Stock as a condition to executing a definitive agreement with Akili.
On April 9, 2024, the Company executed a confidentiality agreement with PureTech Health LLC, a large stockholder of the Company (“PureTech”), for the purposes of seeking a support agreement, which confidentiality agreement did not contain a standstill provision.
Also on April 9, 2024, the Company executed a confidentiality agreement with Parent, which contained a one-year standstill and a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction.
On April 10, 2024, Mr. Franklin and Mr. Elenbaas had a call during which the parties discussed Parent’s interest in engaging in discussions regarding a potential transaction and provided high-level information regarding their respective companies, which included reference to Parent’s discussions with ClavystBio and Polaris Partners regarding their potential equity investments in Parent.
Also on April 10, 2024, the Company executed a confidentiality agreement with Polaris Partners, which contained a one-year standstill and a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction.
On April 11, 2024, Mr. Franklin and Dr. Martucci had a call with representatives of PureTech to provide an overview of the terms of the potential transaction with Party E and gauge PureTech’s support for Akili to enter into an all-stock transaction with similar terms. The representatives of PureTech expressed concerns regarding liquidity and Party E’s long-term plan for the potential combined company. PureTech requested more information regarding Party E and the projected cash runway for the potential combined company following a transaction between Akili and Party E.
Also on April 11, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Mr. Franklin provided an update regarding the feedback received from PureTech and their request for more information. TD Cowen provided an update on the strategic alternatives review process, including the inbound interest received from Parent.
Between April 11, 2024, and May 9, 2024, the Chair of the Akili Board and members of Akili’s management had discussions with Party I regarding a potential transaction. On May 1, 2024, the Company executed a confidentiality agreement with Party I, which contained a one-year standstill and a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction. Shortly thereafter, Party I was granted access to the Company’s virtual data room in order for Party I to perform its due diligence investigation.
On April 12, 2024, Mr. Franklin and Mr. Elenbaas had a call during which they discussed the financial status of Akili, its monthly burn rate, and its major upcoming financial obligations. They also discussed the potential amendment (the “Amended Shionogi Agreement”) to the exclusive collaboration and license agreement between Akili and Shionogi and the ongoing support requirements of Akili under the agreement.
On April 15, 2024, Mr. Franklin had a call with the Chief Executive Officer of Party B during which Mr. Franklin communicated that the Akili Board would not be advancing Party B to the next stage of discussions.
On April 17, 2024, Dr. Martucci and the Chief Executive Officer of Party E had a call during which they discussed the process for outreach to additional Akili stockholders regarding entering into support agreements.
Also on April 17, 2024, Dr. Martucci and Mr. Franklin had a meeting with representatives of Polaris Partners during which they discussed recent developments in Akili’s business and a high-level discussion of Parent’s business.
On April 19, 2024, Mr. Franklin had a meeting with representatives of Parent, and Parent’s potential investors, Polaris Partners and ClavystBio, during which Mr. Franklin addressed questions regarding the potential amendment to the Shionogi Agreement, Akili’s operating expense forecast and Akili’s organizational structure.

Also on April 19, 2024, the Company received a written non-binding indication of interest from Parent, which proposed the acquisition of Akili by way of either a reverse triangular merger or tender offer for $0.4453 per share in cash, assuming 78.6 million shares outstanding, which ascribed an equity value for Akili of $35 million. The indication of interest proposed closing conditions with respect to Akili’s net working capital and the amount of cash on Akili’s balance sheet as of the closing of the proposed transaction. The indication of interest also proposed that certain major stockholders of Akili would enter into support agreements committing to vote in favor of a potential transaction.
On April 22, 2024, Dr. Martucci and Mr. Franklin had a meeting with the Chief Executive Officer and the President of Party E, and representatives of PureTech during which the parties discussed the terms of the potential transaction between Akili and Party E’s and the expected operations of the combined company.
Also on April 22, 2024, Mr. Franklin and Mr. Elenbaas had a call during which they discussed the next steps in the parties’ evaluation of a potential transaction.
On April 23, 2024, Dr. Martucci and Mr. Franklin had a follow-up meeting with representatives of PureTech during which the representatives of PureTech provided feedback indicating that PureTech would not be supportive of a transaction with Party E given concerns regarding liquidity and Party E’s long-term plan for the potential combined company.
On April 25, 2024, Mr. Franklin and Jacqueline Studer, Chief Legal Officer of Akili, had a meeting with a representative of ClavystBio, who was in the U.S. meeting with other non-related industry participants regarding general industry developments. At this meeting, the Company representatives and the representative of ClavystBio discussed recent developments in Akili’s business and ClavystBio’s potential equity investment in Parent which, although independent of any transaction between the Company and Parent, would support Parent’s financial capabilities with respect to a combined business after a potential transaction between Parent and the Company.
Also on April 25, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Mr. Franklin provided an update regarding the feedback received from the representatives of PureTech regarding the potential transaction between Akili and Party E. Following discussion, the Transaction Committee directed Mr. Franklin and TD Cowen to provide a summary of potential strategic options available to Akili at the May 1, 2024 meeting of the Akili Board.
Also on April 25, 2024, the Company executed a confidentiality agreement with a large stockholder of the Company (“Stockholder A”) for the purposes of seeking a support agreement, which did not contain a standstill provision.
On April 26, 2024, the Akili Board held a meeting which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update regarding Akili’s operating expenses, and the revised operating plan and budget for the remainder of 2024 and a related restructuring (the “Restructure”) that would result in a reduction of the Company’s operating expenses. As part of the Restructure, the Company’s workforce would be reduced by approximately 46% across different areas and functions, including by eliminating the Company’s marketing and medical affairs teams. Following discussion, the Akili Board approved the Restructure, as the Akili Board determined that the cost reductions resulting from the Restructure were in the best interest of the Company’s stockholders. Also at this meeting, Akili’s management provided an update regarding the negotiation of the Amended Shionogi Agreement. Following discussion, the Akili Board approved the execution of the Amended Shionogi Amendment. Additionally, Akili’s management and TD Cowen provided an update regarding the negotiations with each of Parent and Party E. The participants discussed the feedback received from PureTech regarding a potential transaction with Party E.
On April 29, 2024, Mr. Franklin and Dr. Martucci had a call with representatives of Stockholder A to provide an overview of the terms of the potential transaction with Party E and gauge Stockholder A’s support for Akili to enter into an all-stock transaction with similar terms. The representatives of Stockholder A requested more information regarding Party E and the projected cash runway for the potential combined company following a transaction between Akili and Party E.
Also on April 29, 2024, Dr. Martucci had a call with a representative from PureTech during which the parties discussed PureTech’s feedback regarding the potential transaction with Party E.

Also on April 29, 2024, Dr. Martucci had a call with Mr. Palihapitiya, a large stockholder of Akili through certain affiliated entities, including SC Master Holdings, LLC and SC PIPE Holdings LLC (“Social Capital”), during which the parties had a high-level discussion regarding Mr. Palihapitiya’s thoughts regarding Akili pursuing an all-stock or all-cash transaction.
On April 30, 2024, the Company publicly announced (i) the entry into the Amended Shionogi Agreement, (ii) that the Akili Board approved the revised operating plan and budget for the remainder of 2024, (iii) the Restructure, including the related reduction in force by approximately 46% across different areas and functions of Akili, and (iv) that the Akili Board had determined to review potential strategic alternatives for the Company. The Company did not receive any new written indications of interest following the April 30, 2024 public announcement that the Akili Board had determined to review potential strategic alternatives for the Company.
On May 1, 2024, Baker & McKenzie LLP (“Baker McKenzie”), outside legal counsel to Parent, shared a revised indication of interest with Goodwin that clarified that the proposed acquisition of Akili by Parent would be structured as a tender offer and proposed that the parties would use reasonable best efforts to close the potential transaction by July 1, 2024. Representatives of Baker McKenzie also shared with representatives of Goodwin an exclusivity agreement, which provided for exclusive negotiations until May 31, 2024, and representatives of Baker McKenzie indicated that Parent would not direct its advisors to begin drafting transaction documents and conducting due diligence until the parties entered into exclusivity.
Also on May 1, 2024, the Akili Board held a meeting which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Akili’s management provided an update regarding recent financial results and the effect of the Restructure on Akili’s business. The meeting participants also discussed other potential strategic alternatives, including (i) a potential transaction with Parent, (ii) a potential transaction with Party E, (iii) a potential liquidation or dissolution of Akili, as presented in the March Akili Liquidation Analysis, and (iv) Akili remaining a standalone company. Based on (i) a summary of the feedback from PureTech and Stockholder A provided by Mr. Franklin, which suggested that many of Akili’s stockholders would likely not be in favor of an all-stock transaction with Party E and that it would not be possible to enter into support agreements with stockholders representing a majority of the outstanding shares of Akili Common Stock, which was a pre-condition for entry into a definitive agreement with Party E, (ii) the fact that Parent was requiring that the parties enter into an exclusivity agreement as a condition to continued negotiations, (iii) the proposed price per share in Parent’s proposal was more than the price per share in a potential liquidation or dissolution of Akili, and (iv) the financing and recruitment of employees required for Akili to remain a standalone company, and the Akili Board indicated its support for prioritizing additional due diligence and discussions with Parent. Additionally, following discussion, the Transaction Committee provided authorization for members of Akili management to negotiate and execute the exclusivity agreement with Parent, subject to Akili conducting further due diligence regarding Akili’s liabilities and Parent’s cash forecasts. Also at this meeting, the Akili Board requested that Akili’s management prepare a revised standalone long-range financial forecast for the Company’s business to assist the Akili Board and the Transaction Committee in their respective review of the strategic alternatives process, updated to account for the Restructure.
Also on May 1, 2024, representatives of Goodwin and Baker McKenzie had a meeting at which the participants discussed the capitalization of Parent, the contemplated investments by ClavystBio and Polaris Partners in Parent, and Parent’s projected cash runway for the combined company following the completion of the potential transaction.
On May 2, 2024, Dr. Martucci had a meeting with the Chief Executive Officer and the President of Party E, and representatives of Stockholder A during which the parties discussed the terms of the potential transaction between Akili and Party E and the expected operations of the combined company.
Also on May 2, 2024, at the direction of the Akili Board, representatives of TD Cowen informed Party E that Akili was prioritizing discussions with other parties based on the Akili Board’s determination that an all-cash deal was more attractive than an all-stock deal, and invited Party E to consider making an all-cash offer.
On May 3, 2024, Mr. Franklin, Mr. Elenbaas and members of their respective management teams had a meeting to discuss each party’s respective technology, clinical and regulatory pipelines.
Also on May 3, 2024, Dr. Martucci had a follow-up meeting with representatives of Stockholder A during which the representatives of Stockholder A provided feedback indicating that it would not be supportive of a transaction with Party E given concerns regarding liquidity and Party E’s long-term plan for the potential combined company.

On May 4, 2024, representatives of Baker McKenzie sent Goodwin a revised draft of the indication of interest, which clarified that Parent sought, as a condition to an acquisition of Akili by Parent, that Social Capital and PureTech, the Company's two largest stockholders, as well as certain of the Company’s directors and officers, would enter into support agreements committing to tender their shares in favor of a potential transaction.
On May 6, 2024, Dr. Martucci and Mr. Franklin had a call with the Chief Executive Officer and the President of Party E to provide additional feedback from the Akili Board regarding a potential transaction with Party E, and Party E withdrew from the process following such call.
Later on May 6, 2024, at the direction of the Akili Board, Akili’s management and advisors terminated due diligence activities and discussions with Party E. No further discussions regarding a strategic transaction between Akili and Party E occurred after this time.
Also on May 6, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update on negotiations with Parent. Also at this meeting, members of Akili’s management led a discussion regarding long-term financial projections of the operating results of Akili as a standalone entity through December 31, 2028 and related underlying assumptions, updated to account for the Restructure (the “May Akili Standalone Projections”), a copy of which projections had been provided to the Transaction Committee, as described in the section entitled “—Certain Akili Unaudited Prospective Financial Information” beginning on page 27 of this Schedule 14D-9. Members of Akili’s management also presented the changes between the December Akili Standalone Projections and the May Akili Standalone Projections, which were primarily related to the initial decrease in operating costs and revenue resulting from the Restructure, an increase in operating costs in later years from the employee recruitment that would be needed to scale to support the Company’s operations as a standalone entity, an assumed financing required to fund the Company’s operations, and an increase in revenue based on the Company’s growth. Also at this meeting, Akili’s management provided a summary of (i) Akili management’s estimates for the cash that would be on Akili’s balance sheet at the closing of the potential transaction with Parent, (ii) Akili management’s estimates for the total amount of Akili’s liabilities that would remain at the closing of the potential transaction with Parent, and (iii) Akili management’s estimates for the cash available for use by the combined company following the closing of the potential transaction with Parent, which incorporated estimated revenue and expected operating plan information provided to Akili by members of Parent’s management. Following discussion, the Transaction Committee provided authorization for members of Akili’s management to execute the exclusivity agreement with Parent.
Also on May 6, 2024, after the Transaction Committee’s meeting, representatives of Goodwin sent Baker McKenzie a revised indication of interest and exclusivity agreement, which updated the proposed price to $0.4289 per share assuming 81.6 million shares of Akili Common Stock outstanding (including shares underlying In-The-Money Options, in-the-money Warrants, and outstanding Akili RSUs). The revised indication of interest also included proposals that the parties would generally bear their own expenses and that the termination fee payable by the Company if the merger agreement were terminated in connection with a superior acquisition proposal regarding Akili or an adverse recommendation change by Akili’s Board would be equal to 3% of the equity value of the proposed transaction.
On May 7, 2024, representatives of Baker McKenzie sent Goodwin revised drafts of the indication of interest and exclusivity agreement. The revised draft of the indication of interest provided for a July 31, 2024 outside date for the potential transaction, and proposed an expense reimbursement of up to $500,000 payable by Akili to Parent if less than 50% of the outstanding shares of Akili Common Stock were tendered in the potential transaction.
On May 8, 2024, the Transaction Committee held a meeting at which members of Akili’s management and representatives of Goodwin were present. Akili’s management and representatives of Goodwin provided an update on the indication of interest negotiations with Parent and the anticipated timeline for a potential transaction with Parent. The Transaction Committee provided feedback and direction to Akili’s management and Akili’s advisors on these matters, and directed Akili’s management to execute the exclusivity agreement and finalize the indication of interest, each with substantially similar terms to the terms reviewed during the meeting.
Also on May 8, 2024, representatives of Goodwin sent a revised indication of interest to Baker McKenzie, which in accordance with the Transaction Committee's direction to management and Akili’s advisors provided that the tender offer would be launched by June 3, 2024, the outside date of July 31, 2024 could be extended to August 31,

2024 if Akili provided documentation that reasonably demonstrated that Akili would be able to meet the closing condition relating to a minimum gross cash amount, and reduced the expense reimbursement payable by Akili to Parent if less than 50% of the outstanding shares of Akili Common Stock were tendered in the potential transaction from $500,000 to $175,000.
Also on May 8, 2024, the Akili Board held a meeting at which members of Akili’s management and representatives of Goodwin and TD Cowen were present. Members of Akili’s management provided an update on negotiations with Parent. Also at this meeting, members of Akili’s management led a discussion regarding the May Akili Standalone Projections, a copy of which projections had been provided to the Akili Board. Members of Akili’s management also presented the changes between the December Akili Standalone Projections and the May Akili Standalone Projections. Also at this meeting, Akili’s management provided a summary of (i) Akili management’s estimates for the cash that would be on Akili’s balance sheet at the closing of the potential transaction with Parent, (ii) Akili management’s estimates for the total amount of Akili’s liabilities that would remain at the closing of the potential transaction with Parent, and (iii) Akili management’s estimates for the cash available for use by the combined company following the closing of the potential transaction with Parent, which incorporated estimated revenue and expected operating plan information provided to Akili by members of Parent’s management, and (iv) the expected operating costs required to fulfill the contractual commitments of the combined company following the closing of the potential transaction with Parent, including contractual commitments pursuant to the Amended Shionogi Agreement. Following discussion, the Akili Board approved TD Cowen’s use of and reliance on the May Akili Standalone Projections in connection with its analysis and opinion for a potential transaction. Also at this meeting, Akili’s management presented an updated analysis with respect to Akili’s estimated value to its stockholders in a liquidation scenario, including an estimate of the net cash that would be available for distribution to Akili stockholders in connection with any such potential future liquidation or dissolution, which rolled forward the values in the March Akili Liquidation Analysis (the “May Akili Liquidation Analysis”) which was prepared at the direction of the Akili Board and in connection with the evaluation of the proposed transaction with Parent or potential alternatives. Akili’s management also presented the changes between the March Akili Liquidation Analysis and the May Akili Liquidation Analysis, which were primarily related to the decrease in operating costs and revenue resulting from the Restructure.
On May 9, 2024, Akili and Parent finalized the non-binding indication of interest and also entered into the exclusivity agreement, which provided for a mutual exclusivity period until May 22, 2024, with an automatic extension until May 31, 2024 if the parties were continuing negotiations. Also on May 9, 2024, following the execution of the exclusivity agreement between Akili and Parent, as directed by the Akili Board, representatives of TD Cowen communicated to Party I and Dr. Gazzaley communicated to Party H that the Company could not continue discussions regarding a potential transaction. At the time of such communication, neither Party I nor Party H had submitted an indication of interest regarding a strategic transaction with the Company.
On May 13, 2024, members of Parent’s management, members of Akili’s management, and their respective legal advisors conducted diligence sessions regarding Akili’s business.
Also on May 13, 2024, representatives of Baker McKenzie sent the initial drafts of Merger Agreement and form of Support Agreement to Goodwin. The initial draft of the Merger Agreement proposed a closing condition relating to Akili’s net working capital amount at Closing and a closing condition relating to the amount of shares that are held by any Akili stockholders entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL.
On May 16, 2024, representatives of Goodwin sent a revised draft of the Merger Agreement to Baker McKenzie.
From May 16, 2024 through May 28, 2024, representatives of Goodwin, with input from the Akili Board (including through the Transaction Committee) and Akili’s management, and Parent’s representatives and representatives of Baker & McKenzie exchanged drafts and participated in discussions regarding the terms of the Merger Agreement, the disclosure schedules and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of material adverse effect; the conditions to completion of the merger; the determination of Akili’s gross cash balance at closing; the allocation of transaction expenses; the provisions regarding Akili’s employee benefit plans, severance and other compensation matters; the remedies available to each party under the Merger Agreement, including the triggers of the termination fee payable to each of the parties and the expense reimbursement payable to Parent; and

which equityholders of each of the parties would be required to execute support agreements concurrently with the execution of the Merger Agreement and the terms thereof. In addition, during this period, the Transaction Committee held two meetings, also attended by members of Akili’s management and representatives of Goodwin and TD Cowen, to discuss the status of the Merger Agreement and related documents and to provide guidance on the terms of the definitive agreements that would be acceptable to Akili.
On May 22, 2024, Akili sent the form of Support Agreement to Mr. Palihapitiya and requested that Social Capital sign a Support Agreement requiring Social Capital to tender their shares in the offer launched by Parent (subject to customary exceptions).
On May 23, 2024, Akili sent the form of Support Agreement to PureTech, Dr. Martucci, Mr. Franklin, Jon David, Chief Product Officer of Akili, Dr. Gazzaley, and Ms. Studer and requested that each sign a Support Agreement requiring such stockholders to tender their shares in the offer launched by Parent (subject to customary exceptions).
On May 24, 2024, ClavystBio and Polaris Partners completed their respective non-controlling minority equity investments into Parent. Upon the consummation of the investment, Mr. Elenbaas retained majority control of Parent at the stockholder level. Pursuant to the terms of such investment, ClavystBio and Polaris Partners, as preferred stockholders, collectively, have the right to appoint, and have appointed, one member of Parent's five-member board, which includes Mr. Elenbaas and currently also has one independent director and two vacancies. ClavystBio's and Polaris Partners’ equity investments were not conditioned upon Parent pursuing, and included no obligation for Parent to pursue, a transaction with Akili, and contained no approval rights by the investors with respect to any such transaction.
On May 28, 2024, Parent and Akili agreed to revise the cash consideration payable in the Offer and the Merger to $0.4340 per Share, which per Share price was adjusted upward from Parent’s May 6, 2024 indication of interest to reflect ordinary course changes in the Company’s capitalization arising from expiration or vesting of certain equity awards but which continued to reflect an aggregate equity value of $35 million.
Also on May 28, 2024, the Transaction Committee held a meeting at which all members of the Transaction Committee, representatives of Goodwin and TD Cowen were in attendance. Representatives of Goodwin summarized the material terms in the Merger Agreement. In addition, TD Cowen reviewed with the Transaction Committee TD Cowen’s financial analysis of the $0.4340 per Share cash consideration. Following discussion, the Transaction Committee unanimously adopted resolutions recommending to the Akili Board that the Akili Board (i) approve, adopt and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determine that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) resolve that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolve to recommend that the stockholders of the Company accept the Offer and tender their shares of Akili Common Stock to Purchaser pursuant to the Offer.
On May 28, 2024, the Akili Board, Transaction Committee and Compensation Committee held a joint meeting at which all members of the Akili Board, as well as representatives of Goodwin and TD Cowen were in attendance. Representatives of Goodwin provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives and summarized the material terms in the Merger Agreement, a substantially complete draft of which was provided to and reviewed by the Akili Board prior to the meeting. In addition, at the request of the Akili Board, TD Cowen reviewed with the Akili Board TD Cowen’s financial analysis of the $0.4340 per Share cash consideration and rendered to the Akili Board an oral opinion, confirmed by delivery of a written opinion dated May 28, 2024, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in its opinion, the $0.4340 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Akili Board”), the Akili Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Akili Common Stock to Purchaser pursuant to the Offer. The Compensation Committee also adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act.
Thereafter, in the early morning of May 29, 2024, Akili, Parent and Purchaser executed the Merger Agreement.
Before the opening of trading of the U.S. stock markets on May 29, 2024, Akili and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding shares of Akili Common Stock at the Offer Price.
On June 3, 2024, Purchaser commenced the Offer, and on June 4, 2024, the Company filed this Schedule 14D-9.
Certain Akili Unaudited Prospective Financial Information
Although Akili periodically issues limited financial guidance to investors, Akili does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public financial projections for extended periods given, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with the evaluation of potential strategic alternatives, however, Akili management prepared certain unaudited prospective financial information for Akili. In December 2023, Akili management prepared financial projections for fiscal years 2024 through 2028 for Akili as a standalone entity, which were reviewed and approved for use by the Akili Board on December 5, 2023 (the “December Akili Standalone Projections”). The December Akili Standalone Projections were prepared by management at the direction of the Akili Board to reflect the Akili Board’s then-current strategy for the Company. In May 2024, Akili management rolled forward the December Akili Standalone Projections and prepared certain updated financial projections for fiscal years 2024 through 2028 at the direction of the Akili Board to reflect Akili’s actual results for the first quarter of fiscal year 2024, the approval of a new operating budget for fiscal year 2024, the entry into the Amended Shionogi Agreement, and a decrease in operating costs and revenue resulting from the Restructure (the “May Akili Standalone Projections”). The May Akili Standalone Projections were provided to the Akili Board in connection with its evaluation of the Offer and the Merger and were reviewed and approved by the Akili Board on May 8, 2024 for TD Cowen’s use and reliance in connection with its financial analyses and opinion as described in the section titled “—Opinion of the Company’s Financial Advisor.” At the direction of the Akili Board, TD Cowen did not use or rely on the December Akili Standalone Projections in connection with its financial analyses and opinion. The December Akili Standalone Projections were provided to Parent for due diligence purposes. The May Akili Standalone Projections were not provided to Parent.
In addition, as described in the section titled “—Background of the Offer and the Merger,” at the direction of the Akili Board and in connection with the evaluation of the proposed Transactions contemplated by the Merger Agreement or potential alternatives, in March 2024 Akili management prepared an analysis with respect to Akili’s estimated value to its stockholders in a liquidation, including an estimate of the net cash that would be available for distribution to Akili stockholders in connection with any such potential future liquidation or dissolution (the “March Liquidation Analysis”). The March Liquidation Analysis was based on certain wind-down costs and expenses, reserves for contingent liabilities, interest income, taxes, estimates for timing and quantum of distributions to stockholders, and other relevant factors relating to the potential wind-down of Akili’s operations. In May 2024, Akili management rolled forward the March Liquidation Analysis and prepared an updated analysis at the direction of the Akili Board to reflect Akili’s actual results for the first quarter of fiscal year 2024, the approval of a new operating budget for fiscal year 2024, the entry into the Amended Shionogi Agreement and a decrease in operating costs and revenue resulting from the Restructure (the “May Liquidation Analysis”). The actual amount of cash available for distribution in a liquidation scenario would depend heavily on the timing of such liquidation and dissolution as well as the amount of cash that would need to be reserved for commitments and contingent liabilities. Moreover, if the Transaction is not consummated, the Akili Board intends to consider other strategic paths available to Akili, including a liquidation of the company, and could decide, for example, to continue as a standalone company through licenses, acquisitions or both, or through consummation of an alternative transaction, instead of liquidating the company.
The May Akili Standalone Projections, the December Akili Standalone Projections, the March Liquidation Analysis and the May Liquidation Analysis (together with the other forward-looking information summarized below (including the forward looking financial information included with respect to unlevered free cash flow and the calculation thereof, collectively, the “Akili Forecasts”) were provided to and considered by the Transaction Committee and the Akili Board in connection with their respective evaluations of the Transactions contemplated by the Merger Agreement and Akili’s other strategic alternatives. While TD Cowen was provided with a copy of the March Liquidation Analysis and the May Liquidation Analysis and was provided an opportunity to discuss the analyses with Akili management, the March Liquidation Analysis and the May Liquidation Analysis were solely used for the information of the Transaction Committee and the Akili Board. Neither the March Liquidation Analysis nor the May Liquidation Analysis were provided to Parent.
The summaries of the Akili Forecasts are not included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender their Shares in the Offer or for any other purpose. The summaries of the Akili Forecasts are being included in this Schedule 14D-9 because the Akili Forecasts were provided to the Transaction Committee and the Akili Board in connection with their evaluation of the strategic alternatives available to Akili, including the Transactions contemplated by the Merger Agreement, and to TD Cowen. The Akili Forecasts may differ from published analyst estimates and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger.
Each of the Akili Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain and many of which are beyond Akili’s or Parent’s control. Because the Akili Forecasts cover multiple years, by their nature they will become less predictive with each successive year and are unlikely to anticipate each circumstance that will have an effect on Akili’s business and results of operations. The May Akili Standalone Projections and the December Akili Standalone Projections were prepared by Akili management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events made at the time of preparation, all of which are difficult to predict and many of which are beyond Akili’s control or Parent’s control. As a result, there can be no assurance that the future trends and estimates as to the future market for Akili’s products reflected in the Akili Forecasts will prove to be appropriate. The Akili Forecasts were developed solely using the information available to Akili management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in any of the Akili Forecasts not being achieved include, but are not limited to: (i) regulatory approvals and related timelines; (ii) the timing of launch of commercial sales of products; (iii) the market acceptance of products and potential products; (iv) development of potential products; (v) risks associated with the development of product candidates in combination with other therapies; (vi) the impact of competitive products and pricing; (vii) the effect of regulatory actions; (viii) the availability of partnering arrangements on favorable terms or at all; (ix) the ability to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (x) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xi) the effect of global economic conditions; (xii) conditions in the financing markets and access to sufficient capital; (xiii) changes in applicable laws, rules and regulations; (xiv) accuracy of certain accounting assumptions; (xv) changes in actual or projected cash flows; and (xvi) other risk factors described in Akili’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as the section titled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Akili Forecasts may be affected by Akili’s and/or Parent’s ability to achieve their respective strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the Akili Forecasts will be realized, and actual results may vary materially from those shown.
In addition to the various limitations described above, there can be no assurance of the regulatory clearance, or timing of regulatory clearance, of Akili’s products, and it is possible that other products will be preferable. There also can be no assurance that Akili will obtain the regulatory clearance necessary for the commercialization of Akili’s products, or that Akili’s competitors will not commercialize products that are safer, more effective or more successfully marketed and sold than any product that Akili may market or commercialize. Since the Akili Forecasts cover a long period of time, the Akili Forecasts by their nature will not anticipate each circumstance that will have an effect on Akili’s products. The Akili Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither KPMG LLP nor any other independent accountant has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Akili Forecasts and, accordingly, KPMG LLP expresses no opinion or any other form of assurance with respect thereto.

The Akili Forecasts were not prepared with a view toward public disclosure. The inclusion of the Akili Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Akili, Parent, or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Akili Forecasts necessarily predictive of actual future events, and none of the Akili Forecasts should be relied upon as such or construed as financial guidance. In addition, analyses relating to the value of Akili do not purport to be appraisals or reflect the prices at which shares of Akili Common Stock may actually be valued or trade, either before or after the consummation of the Transaction. None of Akili, Parent or any of their respective affiliates, advisors, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from any of the Akili Forecasts. None of Akili, Parent or any of their respective affiliates, advisors, officers, directors, advisors or other representatives has made or makes any representation or warranty to any Akili stockholders regarding the actual performance of Akili compared to the information contained in any of the Akili Forecasts, the likelihood that the Akili Forecasts will be achieved consistent with any of the Akili Forecasts or at all, the potential timing and approval of commercial launch of any of Akili’s future products, the effectiveness or marketability of Akili’s products, or the overall future performance of Akili. The Akili Forecasts are subjective in many respects and, thus, are subject to interpretation.
The May Akili Standalone Projections and the December Akili Standalone Projections were prepared assuming Akili’s continued operation as a standalone, publicly traded company, and therefore do not give effect to the Transaction or any changes to Akili’s operations or strategy that may be implemented following the consummation of the Transaction or to any costs incurred in connection with the Transaction, including the effect of any business or strategic decision or that has been or will be taken as a result of the execution of the Merger Agreement. This section includes a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in each of the Akili Forecasts.
The Akili Forecasts include non-GAAP financial measures such as EBIT (as defined below) and unlevered free cash flows. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies. Financial measures included in projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Except as included below, reconciliations of non-GAAP financial measures were not provided to and were not relied on by the Transaction Committee or the Akili Board in connection with their respective consideration of the Transaction or by TD Cowen. Accordingly, Akili has not provided a reconciliation of these financial measures included in any of the Akili Forecasts. Amounts in the tables below are rounded, and may not recalculate as presented due to such rounding.
In light of the foregoing factors and the uncertainties inherent in each of the Akili Forecasts, Akili stockholders are cautioned not to place undue, if any, reliance on the Akili Forecasts. Akili undertakes no obligation to update or otherwise revise or reconcile any of the Akili Forecasts to reflect circumstances existing after the date such Akili Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Akili Forecasts are shown not to be appropriate, and Akili does not intend to make publicly available any update or other revisions to any of the Akili Forecasts, except as otherwise required by law.
Akili Standalone Projections
December Akili Standalone Projections
In December 2023, at the direction of the Akili Board, Akili management prepared and discussed with the Akili Board the December Akili Standalone Projections. The December Akili Standalone Projections included, among other things, the following key assumptions regarding Akili’s products and research and development costs, sales and marketing costs, and general and administrative costs, in each case as to which there can be no assurance: the execution of the EndeavorOTC ADHD product roadmap to provide for the offering of EndeavorOTC for patients 65 and older by the fourth quarter of 2024, a wellness indication by the first quarter of 2025 and a pediatric ADHD indication by the second quarter of 2025; customer lifetime value to customer acquisition cost ratios of 1.09 in 2024, 1.78 in 2025, and 1.78 in 2026 with marketing spend of $4 million in 2024, $14 million in 2025, and $21 million in 2026; the entry into partnering arrangements with digital therapeutics companies with established employer channels and proven health plan channels; the entry into revenue-sharing arrangements with ADHD-focused telemedicine providers; the implementation of a research program in 2024 or 2025 to establish the value proposition for the Selective Stimulus Management Engine in older adults; regulatory approval of the SDT-001 product in 2025 and the receipt of the related milestone payment of $10 million; the receipt of the $4.5 million commercialization development payment from Shionogi; and a $15 million equity financing in the fourth quarter of 2024 and a $15 million equity financing in the fourth quarter of 2025 to raise the capital required for Akili to fund the forecasted activities and remain a standalone company. The December Akili Standalone Projections for the applicable periods are summarized below (in millions):
	2024E	2025E	2026E	2027E	2028E
Net Revenue	$3.4	$36.8	$68.2	$89.4	$101.2
Gross Profit	$2.0	$27.8	$51.2	$68.6	$81.0
EBIT(1)	($44.4)	($28.5)	($12.7)	$2.6	$10.3
(1)	EBIT is a non-GAAP financial measure defined as gross profit, less total research and development expense, less total selling, general and administrative expense, less stock-based compensation.
May Akili Standalone Projections
Subsequent to the preparation of the December Akili Standalone Projections, there were several material developments in Akili’s business, including (i) the entry into the Amended Shionogi Agreement and (ii) the Restructure. In May 2024, at the direction of the Akili Board, Akili management prepared, and discussed with the Transaction Committee and the Akili Board the May Akili Standalone Projections, which included updated assumptions based on such subsequent developments in Akili’s business. The May Akili Standalone Projections included, among other things, the following key assumptions regarding Akili’s products and research and development costs, sales and marketing costs, and general and administrative costs, in each case as to which there can be no assurance: the execution of the EndeavorOTC ADHD product roadmap, expansion of the over the counter offering for patients aged 65 and older, and the conversion of Pediatric ADHD to over the counter in early 2025; the entry into partnering arrangements with digital therapeutics companies with established employer channels and proven health plan channels; the entry into revenue-sharing arrangements with ADHD-focused telemedicine providers; the implementation of a research program in 2024 or 2025 to establish the value proposition for the Selective Stimulus Management Engine in older adults; the receipt of payments of $12 million, net of fees, in 2024 from Shionogi and $5 million in revenue related to the Amended Shionogi Agreement in 2025; decreased operational costs in fiscal years 2024 and 2025 due to the new operating budget for fiscal year 2024; increased costs related to the recruitment of key personnel to backfill roles that were terminated as a result of the Restructure; and a $30 million equity financing in the fourth quarter of 2025 to raise the capital required for Akili to fund the forecasted activities and remain a standalone company. The May Akili Standalone Projections, as well as estimated, probability-adjusted unlevered free cash flow for Akili, which were calculated based on the May Akili Standalone Projections and utilized by TD Cowen in connection with its financial analyses and opinion, for the applicable periods are summarized below (in millions):
	2024E	2025E	2026E	2027E	2028E
Net Revenue	$13.5	$8.0	$15.3	$33.5	$57.8
Gross Profit	$11.8	$4.7	$9.2	$20.8	$36.1
EBIT(1)	($24.2)	($24.9)	($21.5)	($11.5)	$2.3
Unlevered Free Cash Flow(2)	($14.1)	($25.0)	($21.9)	($12.2)	$1.0
(1)	EBIT is a non-GAAP financial measure defined as gross profit, less total research and development expense, less total selling, general and administrative expense, less stock-based compensation.
(2)	Unlevered free cash flow is a non-GAAP financial measure defined as operating income, less taxes, less change in net working capital. Assumes tax rate of 25%.
Liquidation Analysis
March Liquidation Analysis
The March Liquidation Analysis represents a range of estimates of Akili’s aggregate net cash which could be available for distribution to Akili stockholders in a scenario in which Akili winds down its operations and liquidates. For purposes of this analysis, such range of estimates of Akili’s aggregate cash was determined by Akili management as follows: estimated net balance sheet liquidation value of Akili (calculated as total assets minus total liabilities), plus estimated proceeds from assumed asset sales during the wind-down period, less estimated wind-down costs (taking into account a reserve for contingent liabilities), plus estimated interest income during the wind-down period, on a net after-tax basis. Key assumptions underlying the March Liquidation Analysis included: (i) wind-down processes commencing in August 2024; (ii) 78.5 million shares of Akili Common Stock outstanding, 3 million Akili RSUs outstanding, 0.1 million Akili Warrants outstanding with a weighted average strike price of $4.12, and 14.6 million Akili Options outstanding with a weighted average strike price of $2.93, and excluding Akili PSUs; and (iii) an assumed $13.7 million in the low case, $18.7 million in the midpoint case, and $23.7 million in the high case cash amount at August 31, 2024, after deducting costs and expenses, including legal fees, financial advisory fees, accounting fees, severance and benefits, insurance expenses and other transaction-related costs, with no adjustments for taxes. The following table presents a selected summary of the March Liquidation Analysis (in millions):
	Low		Midpoint		High
End Cash at August 31, 2024 (After Liabilities)	$13.7		$18.7		$23.7
Holdback %	25.0%	10.0%	25.0%	10.0%	25.0%	10.0%
Holdback $	3.4	1.4	4.7	1.9	5.9	2.4
Cash at Liquidation	$10.3	$12.3	$14.0	$16.8	$17.8	$21.3
Per Share(1)	$0.13	$0.15	$0.17	$0.21	$0.22	$0.26

Cash at Liquidation	$10.3	$12.3	$14.0	$16.8	$17.8	$21.3
Risk-Free Return	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%
Return(2)	0.2	0.2	0.2	0.3	0.3	0.3
Holdback	3.4	1.4	4.7	1.9	5.9	2.4
Total Value	$13.9	$13.9	$18.9	$19.0	$24.0	$24.0
Per Share(1)	$0.17	$0.17	$0.23	$0.23	$0.29	$0.29
(1)
Assumes 78.5 million shares of Akili Common Stock outstanding, 3 million Akili RSUs outstanding, 0.1 million Akili Warrants outstanding with a weighted average strike price of $4.12, and 14.6 million Akili Options outstanding with a weighted average strike price of $2.93, and excluding Akili PSUs.

(2)	Return is as of December 31, 2024 and is calculated as Cash at Liquidation * ((1+Risk-Free Return)^(Years since 8/31/24)-1).
May Liquidation Analysis
Set forth below is a summary of the May Liquidation Analysis. The May Liquidation Analysis reflects the above March Liquidation Analysis with inputs regarding Akili’s costs, expenses, liabilities, and revenue updated to reflect the effects of the Restructure. Key assumptions underlying the May Liquidation Analysis included: (i) wind-down processes commencing in August 2024; (ii) 78.7 million shares of Akili Common Stock outstanding; and (iii) an assumed $15.0 million in the low case, $20.0 million in the midpoint case, and $25.0 million in the high case cash amount at August 31, 2024, after deducting costs and expenses, including legal fees, financial advisory fees, accounting fees, severance and benefits, insurance expenses and other transaction-related costs, with no adjustments for taxes. The following table presents a selected summary of the May Liquidation Analysis (in millions):
	Low		Midpoint		High
End Cash at August 31, 2024 (After Liabilities)	$15.0		$20.0		$25.0
Holdback %	25.0%	10.0%	25.0%	10.0%	25.0%	10.0%
Holdback $	3.8	1.5	5.0	2.0	6.3	2.5
Cash at Liquidation	$11.3	$13.5	$15.0	$18.0	$18.8	$22.5
Per Share(1)	$0.14	$0.17	$0.19	$0.23	$0.24	$0.29

Cash at Liquidation	$11.3	$13.5	$15.0	$18.0	$18.8	$22.5
Risk-Free Return	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%
Return(2)	0.2	0.2	0.2	0.3	0.3	0.3
Holdback	3.8	1.5	5.0	2.0	6.3	2.5

	Low		Midpoint		High
End Cash at August 31, 2024 (After Liabilities)	$15.0		$20.0		$25.0
Total Value	$15.2	$15.2	$20.2	$20.3	$25.3	$25.3
Per Share(1)	$0.19	$0.19	$0.26	$0.26	$0.32	$0.32
(1)	Assumes 78.7 million shares of Akili Common Stock outstanding.
(2)	Return is as of December 31, 2024 and is calculated as Cash at Liquidation * ((1+Risk-Free Return)^(Years since 8/31/24)-1).
Opinion of the Company’s Financial Advisor
Akili has engaged TD Cowen as its financial advisor in connection with the Transaction. In connection with this engagement, the Akili Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the $0.4340 per Share cash consideration to be received in the Transaction by holders of Akili Common Stock (other than, as applicable, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement.
At a meeting of the Akili Board held on May 28, 2024, TD Cowen reviewed with the Akili Board TD Cowen’s financial analysis of the $0.4340 per Share cash consideration and delivered an oral opinion, confirmed by delivery of a written opinion dated May 28, 2024, to the Akili Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of May 28, 2024, the $0.4340 per Share cash consideration to be received in the Transaction by holders of Akili Common Stock (other than, as applicable, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For purposes of TD Cowen’s financial analyses and opinion, the term “Transaction” means the Offer and the Merger taken together as an integrated transaction.
The full text of TD Cowen’s written opinion, dated May 28, 2024, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analyses and opinion were prepared for and addressed to the Akili Board and were directed only to the fairness, from a financial point of view, of the $0.4340 per Share cash consideration to be received in the Transaction by holders of Akili Common Stock (other than, as applicable, Parent, Purchaser and their respective affiliates). TD Cowen’s opinion did not in any manner address Akili’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Akili. The $0.4340 per Share cash consideration was determined through negotiations between Akili and Parent and TD Cowen’s opinion did not constitute a recommendation to the Akili Board on whether or not to approve the Transaction and does not constitute a recommendation to any securityholder or any other person as to whether to tender shares of Akili Common Stock in the Offer or take any other action in connection with the Transaction or otherwise.
In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:
•	a draft, dated May 28, 2024, of the Merger Agreement;
•	certain publicly available financial and other information for Akili and certain other relevant financial and operating data furnished to TD Cowen by the management of Akili;
•	certain internal financial analyses, financial forecasts, reports and other information concerning Akili prepared by the management of Akili after giving effect to an assumed equity financing;
•
discussions TD Cowen had with certain members of the management of Akili concerning the historical and current business operations, financial condition and prospects of Akili and such other matters TD Cowen deemed relevant;

•	certain operating results of, and financial and stock market information for, Akili and certain other publicly traded companies;
•
the fact that Akili had publicly announced that it was reviewing strategic alternatives and the results of the process undertaken at the direction of Akili to solicit third-party indications of interest in the possible acquisition of all or a portion of Akili; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.
In conducting its review and arriving at its opinion, TD Cowen, at the direction of the Akili Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by Akili or that was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon the representations of Akili that all information provided to TD Cowen by Akili was accurate and complete in all material respects and TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.
TD Cowen assumed, at the direction of the Akili Board, that the financial analyses, financial forecasts, reports and other information concerning Akili were reasonably prepared by the management of Akili on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of Akili after giving effect to the assumed equity financing reflected therein and the other matters covered thereby, and that such financial analyses, financial forecasts, reports and other information concerning Akili utilized in TD Cowen’s analyses provided a reasonable basis for its opinion. TD Cowen relied on the assessments of the management of Akili as to, among other things, the products, product pipeline, technology and other intellectual property of Akili, including the viability of and risks associated with such products, product pipeline, technology and other intellectual property, and the liquidity needs of, and capital resources available to, Akili. TD Cowen assumed that there would be no developments with respect to any such matters that would have an adverse effect on Akili or the Transaction or that otherwise would be meaningful in any respect to TD Cowen’s analyses or opinion. TD Cowen expressed no opinion as to the financial analyses, financial forecasts, reports and other information concerning Akili prepared by the management of Akili or the assumptions on which they were based.
In addition, TD Cowen assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Akili since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Akili or any other entity, nor was TD Cowen furnished with such materials. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of Akili or any other entity. TD Cowen also did not evaluate the solvency or fair value of Akili or any other entity under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which Akili or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Transaction, as to which TD Cowen assumed that Akili and the Akili Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.
TD Cowen’s opinion addressed only the fairness of the $0.4340 per Share cash consideration from a financial point of view without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Akili held by such holders, and TD Cowen’s opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Akili or otherwise. TD Cowen expressed no view as to any other aspect or implication of the Transaction, including, without limitation, any tender and support agreement or other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so.
TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects material to its analyses that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without waiver thereof. TD Cowen also assumed that the final form of the Merger Agreement would be substantially similar to the draft reviewed by TD Cowen. TD Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Akili or the Transaction. In addition, TD Cowen assumed that the Transaction would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and all other applicable state or federal statutes, rules and regulations.
It was understood that TD Cowen’s opinion was intended for the benefit and use of the Akili Board (in its capacity as such) in its evaluation of the $0.4340 per Share cash consideration. TD Cowen’s opinion did not constitute a recommendation to the Akili Board on whether or not to approve the Transaction and does not constitute a recommendation to any securityholder or any other person as to whether to tender shares of Akili Common Stock in the Offer or take any other action in connection with the Transaction or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Akili Common Stock or any other securities of Akili following announcement or consummation of the Transaction. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, Akili’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Akili. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Transaction relative to the $0.4340 per Share cash consideration or otherwise, (ii) the fairness of the Transaction or the $0.4340 per Share cash consideration to the holders of any class of securities (other than Akili Common Stock to the extent expressly specified in TD Cowen’s opinion), creditors or other constituencies of Akili or (iii) whether Parent or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the $0.4340 per Share cash consideration at the closing of the Transaction.
Financial Analyses
The summary of the principal financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses performed by TD Cowen to arrive at its opinion. Some of the summaries of TD Cowen’s financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. TD Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Akili Board certain assumptions on which such analyses were based and other factors, including the historical and projected financial results of Akili.
Selected Publicly Traded Companies Analyses. TD Cowen reviewed selected financial and stock market information of Akili and certain digital health companies the securities of which are publicly traded and that TD Cowen considered generally relevant for purposes of analysis (collectively referred to in this section as the “selected companies”). These companies were:
•	American Well Corporation
•	DarioHealth Corp.
•	Talkspace, Inc.
•	Teladoc Health, Inc.
The financial data reviewed included, to the extent meaningful, enterprise values, calculated as implied equity values based on closing stock prices on May 24, 2024 plus total debt and less cash and cash equivalents, as multiples of calendar year 2024 and calendar year 2025 estimated revenue (referred to in this section as “revenue multiples”). Financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Akili was based on public filings and financial analyses, financial forecasts, reports and other information concerning Akili prepared by the management of Akili.
The overall low to high calendar year 2024 and calendar year 2025 estimated revenue multiples observed for the selected companies were 0.95x to 3.40x (with a mean of 2.16x, a median of 2.12x, a 25th quartile of 1.53x and a 75th quartile of 2.76x) and 0.92x to 2.16x (with a mean of 1.62x, a median of 1.80x, a 25th quartile of 1.36x and a 75th quartile of 1.98x). TD Cowen then applied selected ranges of calendar year 2024 and calendar year 2025 estimated revenue multiples derived from the selected companies of 0.95x to 2.12x and 0.92x to 1.80x, respectively, to corresponding data of Akili. This analysis indicated the following approximate implied equity value reference ranges for Akili, as compared to the per Share cash consideration:
Implied Equity Value Per Share Reference Ranges Based On:		Per Share Cash Consideration
CY2024E Revenue	CY2025E Revenue
$0.44 – $0.44	$0.44 – $0.45	$0.4340
Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Akili. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or Akili.
Discounted Cash Flow Analyses. TD Cowen performed a discounted cash flow analysis of Akili by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Akili was forecasted to generate during the last two quarters of the fiscal year ended December 31, 2024 through the full fiscal year ending December 31, 2028 based on financial analyses, financial forecasts, reports and other information concerning Akili prepared by the management of Akili. For purposes of this analysis, stock-based compensation was treated as a cash expense and the potential net present value of Akili’s tax attributes were taken into account. TD Cowen calculated implied terminal values for Akili by applying to the fiscal year 2028 estimated revenue of Akili a selected range of terminal revenue multiples of 1.00x to 2.00x. The present values (as of June 30, 2024) of the cash flows and terminal values were then calculated using a selected range of discount rates of 22.25% to 27.25%. This analysis indicated the following approximate implied equity value reference range for Akili, as compared to the per Share cash consideration:
Implied Equity Value Per Share Reference Range	Per Share Cash Consideration
$0.25 – $0.37	$0.4340
Certain Additional Information
TD Cowen also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including historical closing prices of Akili Common Stock during the 52-week period ended May 24, 2024, which indicated low and high closing prices of Akili Common Stock of $0.21 per share and $1.42 per share, respectively.
Miscellaneous
The summary set forth above does not purport to be a complete description of all the analyses performed by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, TD Cowen believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Akili. The analyses performed by TD Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Akili, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Akili Board in evaluating the $0.4340 per Share cash consideration and should not be considered as determinative of the views of the Akili Board or Akili management with respect to the Transaction, the per Share cash consideration or otherwise.
TD Cowen was selected by Akili to render an opinion to the Akili Board in connection with the Transaction because TD Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.
TD Cowen is acting as financial advisor to Akili in connection with the Transaction and will receive from Akili for such services an aggregate fee of $3 million, of which $1 million was payable in connection with TD Cowen’s opinion regardless of the conclusion reached therein and $2 million is payable upon, and subject to, consummation of the Offer. In addition, Akili has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.
TD Cowen in the past has provided and in the future may provide financial advisory and/or investment banking services to Akili and/or its affiliates unrelated to the Transaction, for which services TD Cowen has received and may receive compensation, including during the two years preceding the date of TD Cowen’s opinion having served as financial advisor to Akili in connection with its business combination with Social Capital Suvretta Holdings Corp. I and as co-placement agent for a related financing, for which services TD Cowen received during such two-year period aggregate fees of approximately $2.4 million from Akili. Although TD Cowen has not had a material relationship with Parent during the two years preceding the date of TD Cowen’s opinion, TD Cowen in the future may provide services to Parent and/or its affiliates and may receive compensation for the rendering of such services.
TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of Akili, Parent and/or their respective affiliates for TD Cowen’s or its affiliates’ own account and for the accounts of their customers. TD Cowen and its affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Transaction, Akili, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.
Intent to Tender
To the knowledge of Akili after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Akili’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Supporting Stockholders entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 37.38% of the outstanding Shares as of May 29, 2024. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary of the Form of Support Agreement contained in Item 3 above under the heading “Form of Support Agreement,” which is incorporated herein by reference. The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the Form of Support Agreement, which is incorporated by reference and filed as Exhibit (e)(2) hereto.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither Akili nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Akili’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Akili, for which services no additional compensation will be paid.
Information pertaining to TD Cowen, which was engaged as Akili’s financial advisor and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise, is set forth in Item 4 under “Opinion of the Company’s Financial Advisor.”
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Akili RSUs and issuances by Akili with respect thereto, and the grant of Akili Options and Akili RSUs in the ordinary course, no transactions with respect to Shares have been effected by Akili or, to the knowledge of Akili after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Akili is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer or other acquisition of Akili’s securities by Akili, its subsidiaries or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Akili or any of its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of Akili or any of its subsidiaries; or
•	any material change in the present dividend rate or policy or indebtedness or capitalization of Akili.
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Akili Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION
The information set forth in Item 3 under the heading “Arrangements Between Akili and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Vote Required to Approve the Merger
The Akili Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Akili, Parent and Purchaser intend to effect the Closing of the Merger without a vote of the stockholders of Akili in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
Delaware
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Akili Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.
The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex II to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE AKILI BOARD HAS FIXED MAY 28, 2024 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about June 4, 2024), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand
All written demands for appraisal should be addressed to Akili, Inc., Attention: President and Chief Executive Officer, 71 Commercial Street, Mailbox 312, Boston, Massachusetts, 02109. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates evidencing such stockholder’s Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including record or beneficial owners) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder or beneficial owner who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.
Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such holder’s certificates of stock (whether in book entry or on physical certificates) to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such stockholder’s or beneficial owner’s certificates (whether in book entry or on physical certificates). The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.
Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex II to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Akili, please see Akili’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 14, 2024.
Legal Proceedings
There is no pending litigation that Akili is aware of challenging the Offer, the Merger or the other Transactions.
Regulatory Approvals
Parent and Akili are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Akili have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.
Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein include express or implied forward-looking statements about the proposed acquisition of Akili by Parent and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Akili. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.
These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Akili’s stockholders will tender their stock in the offer; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Parent and Akili to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Parent and Akili, or at all; the risk that Akili may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Akili’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed acquisition on the market price of Akili’s common stock; unknown liabilities related to Parent or Akili; the nature, cost and outcome of any litigation and other legal proceedings involving Akili or its officers and directors, including any legal proceedings related to the proposed acquisition; and risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Akili’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed by Akili from time to time with the SEC, as well as the Schedule TO and related tender offer documents to be filed by Parent and its indirect wholly owned subsidiary, Purchaser, and the Schedule 14D-9 to be filed by Akili. Parent and Akili also plan to file other relevant documents with the SEC regarding the proposed transaction.
Any forward-looking statements speak only as of the date of this communication and are made based on management’s current beliefs and assumptions and on information currently available to Parent and Akili, and the reader is cautioned not to rely on any forward-looking statements. Parent and Akili do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

ITEM 9.	EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 3, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Opinion of TD Securities (USA) LLC (included as Annex I to this Schedule 14D-9).
(a)(5)	Press Release issued by Akili on May 29, 2024 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 001-40558) filed on May 29, 2024).
(e)(1)
Agreement and Plan of Merger, dated May 29, 2024, by and among Akili, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40558) filed on May 29, 2024).

(e)(2)	Form of Support Agreement (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-40558) filed on May 29, 2024).
(e)(3)	Confidentiality Agreement, dated April 9, 2024, by and between Akili and Parent (incorporated herein by reference to (d)(2) to the Schedule TO).
(e)(4)	Exclusivity Agreement, dated as of May 9, 2024, by and between Parent and Akili (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Form of Indemnification Agreement for Executive Officer (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 23, 2022).
(e)(6)	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 23, 2022).
(e)(7)
Akili Interactive Labs, Inc. Amended and Restated 2011 Stock Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-4 filed on April 4, 2022).

(e)(8)	Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on August 23, 2022).
(e)(9)
Form of Incentive Stock Option Agreement under the Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibits 99.4 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

(e)(10)
Form of Restricted Stock Award Agreement under the Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibits 99.5 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

(e)(11)
Form of Restricted Stock Unit Award Agreement for Company Employees under the Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibits 99.6 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

(e)(12)
Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibits 99.7 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

(e)(13)
Form of Non-Qualified Stock Option Agreement for Company Employees under the Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibits 99.8 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

(e)(14)
Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the Akili, Inc. 2022 Stock Option and Incentive Plan (incorporated by reference to Exhibits 99.9 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

(e)(15)
Form of Restricted Stock Unit Award Agreement for Company Employees under the Akili, Inc. 2022 Stock Option and Incentive Plan (Earnout RSUs) (incorporated by reference to Exhibits 99.10 to the Registrant’s Registration Statement on Form S-8 filed on October 27, 2022).

Exhibit No.	Description
(e)(16)	Akili, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on August 23, 2022).
(e)(17)	Akili, Inc. Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2022).
(e)(18)	Akili, Inc. Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2022).
(e)(19)
Non-Employee Director Compensation Policy of the Company, as amended on August 2, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2023).

(e)(20)
Advisor Agreement, dated as of October 5, 2023, by and between Akili Interactive Labs, Inc. and Dr. W. Edward Martucci II, Ph.D. (incorporated by reference to Exhibit 10.1 to Akili, Inc. Form 10-Q filed on November 9, 2023).

(e)(21)
Amended and Restated Registration Rights Agreement, dated as of August 19, 2022, by and among Akili, Inc., SCS Sponsor I LLC, certain stockholders of Akili Interactive Labs, Inc., as set forth on Schedule 1 thereto and the other parties thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on August 23, 2022).

(g)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 4, 2024
Akili, Inc.

By:	/s/ Matthew Franklin
Matthew Franklin President and Chief Executive Officer

Annex I
Opinion of TD Securities (USA) LLC
May 28, 2024
The Board of Directors
Akili, Inc.
71 Commercial Street, Mailbox 312
Boston, Massachusetts 02109
The Board of Directors:
In your capacity as the Board of Directors (the “Board of Directors”) of Akili, Inc. (“Akili”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to holders of the common stock, par value $0.0001 per share, of Akili (“Akili Common Stock”), other than as specified below, of the Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Virtual Therapeutics Corporation (“Virtual Therapeutics”), Alpha Merger Sub, Inc., a wholly owned subsidiary of Virtual Therapeutics (“Merger Sub”), and Akili.
As more fully described in the Merger Agreement, and subject to the terms and conditions set forth therein, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Akili Common Stock for $0.4340 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into Akili, with Akili continuing as the surviving corporation and a wholly owned subsidiary of Virtual Therapeutics (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), and each outstanding share of Akili Common Stock not previously tendered pursuant to the Tender Offer will be converted into the right to receive the Consideration. The terms and condition of the Transaction are more fully set forth in the Merger Agreement.
TD Securities (USA) LLC (“we” or “TD Cowen”) and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of Akili, Virtual Therapeutics and/or their respective affiliates for our own account and for the accounts of our customers. We and our affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Transaction, Akili, Virtual Therapeutics and/or their respective affiliates.
We are acting as financial advisor to Akili in connection with the Transaction and will receive a fee from Akili for our services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with this Opinion. In addition, Akili has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. TD Cowen in the past has provided and in the future may provide financial advisory and/or investment banking services to Akili and/or its affiliates unrelated to the Transaction, for which services TD Cowen has received and may receive compensation, including during the two years preceding the date of this Opinion having served as financial advisor to Akili in connection with its business combination with Social Capital Suvretta Holdings Corp. I and as co-placement agent for a related financing. Although TD Cowen currently does not have, and during the two years preceding the date of this Opinion has not had, a material investment banking relationship with Virtual Therapeutics, TD Cowen in the future may provide services to Virtual Therapeutics and/or its affiliates and may receive compensation for the rendering of such services.
In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
•	a draft, dated May 28, 2024, of the Merger Agreement;
•	certain publicly available financial and other information for Akili and certain other relevant financial and operating data furnished to TD Cowen by the management of Akili;

•
certain internal financial analyses, financial forecasts, reports and other information concerning Akili prepared by the management of Akili after giving effect to an assumed equity financing (collectively, the “Akili Forecasts”);

•
discussions we have had with certain members of the management of Akili concerning the historical and current business operations, financial condition and prospects of Akili and such other matters that we deemed relevant;

•	certain operating results of, and financial and stock market information for, Akili and certain other publicly traded companies;
•
the fact that Akili had publicly announced that it was reviewing strategic alternatives and the results of the process undertaken at the direction of Akili to solicit third-party indications of interest in the possible acquisition of all or a portion of Akili; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.
In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Akili or that is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon the representations of Akili that all information provided to us by Akili is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.
We have assumed, at your direction, that the Akili Forecasts were reasonably prepared by the management of Akili on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of Akili after giving effect to the assumed equity financing reflected therein and the other matters covered thereby, and that such Akili Forecasts utilized in our analyses provide a reasonable basis for our Opinion. We have relied on the assessments of the management of Akili as to, among other things, the products, product pipeline, technology and other intellectual property of Akili, including the viability of and risks associated with such products, product pipeline, technology and other intellectual property, and the liquidity needs of, and capital resources available to, Akili. We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on Akili or the Transaction or that otherwise would be meaningful in any respect to our analyses or Opinion. We express no opinion as to the Akili Forecasts or the assumptions on which they are based.
In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Akili since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Akili or any other entity, nor have we been furnished with such materials. We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of Akili or any other entity. We also have not evaluated the solvency or fair value of Akili or any other entity under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which Akili or any other entity may be a party or subject. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Transaction, as to which we have assumed that Akili and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.
Our Opinion addresses only the fairness of the Consideration from a financial point of view without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Akili held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Akili or otherwise. We express no view as to any other aspect or implication of the Transaction, including, without limitation, any tender and support agreement or other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.
We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering our Opinion, we have assumed in all respects material to our analyses that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We also have assumed that the final form of the Merger Agreement will be substantially similar to the draft reviewed by us. We further have assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Akili or the Transaction. In addition, we have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.
It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its evaluation of the Consideration. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in any Schedule 14D-9 relating to the Transaction that Akili is required to file under the Securities Exchange Act of 1934, as amended, and mail to securityholders of Akili. Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Transaction or to any securityholder or any other person as to whether to tender shares of Akili Common Stock in the Tender Offer or take any other action in connection with the Transaction or otherwise. We are not expressing any opinion as to the actual value, price or trading range of Akili Common Stock or any other securities of Akili following announcement or consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, Akili’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Akili. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Transaction relative to the Consideration or otherwise, (ii) the fairness of the Transaction or the Consideration to the holders of any class of securities (other than Akili Common Stock to the extent expressly specified herein), creditors or other constituencies of Akili or (iii) whether Virtual Therapeutics or Merger Sub has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration at the closing of the Transaction.
The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Akili Common Stock (other than, as applicable, Virtual Therapeutics, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
TD SECURITIES (USA) LLC

Annex II Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251 (g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h)

of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title )), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.
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